FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – January December 2020 Results	2

The financial information related to January-December 2020 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Telefónica Q4/FY 2020 Financial Results
25th February 2021

Robust financial performance and material progress toward strategic objectives

Key strategic achievements
•Combination of O2 and Virgin Media in the UK, creating the leading mobile and fixed provider in the country, on track for completion in mid-2021.
•Launched winning joint bid together with TIM and Claro for Oi's mobile assets in Brazil, progressing to completion this year.
•Risk profile mitigation in T. Hispam to maximise efficiencies and increase profitability, whilst reducing our equity exposure to the region. Legal separation completed with continued progress on efficiency improvements and transition to asset-light operating model.
•Telefónica Tech Cloud, Cyber and IoT & Big data carve-outs almost completed and fully functional.
•Increased efficiency from continued operational streamlining with 79% of all business processes digitalised in 2020, up 10 p.p. y-o-y, and now managed in real time.
•Continued de-leveraging with net financial debt down 6.7% y-o-y in FY 20, supported by strong cash flow generation (€4,794m free cash flow).
–€9bn announced inorganic initiatives to add flexibility and further reduce net debt (c. 25% of year-end €35.2bn).
•Agreement reached with American Tower Corporation ("ATC") in January 2021 for the sale of Telxius towers in Europe and Latin America for a total cash consideration of €7.7bn, achieving a record multiple for the Group of 30.5x of proforma OIBDAaL and reducing net financial debt by €4.6bn.
•Notable improvement against ESG targets in key focus areas of growth, efficiency and trust; strong credentials recognised by reputable organisations, such as Ranking Digital Rights (#1 globally for the second consecutive year) and Digital Inclusion Benchmark (#1 in Europe and the US; #2 worldwide), which analyses how businesses promote a more inclusive digital economy and society.

Operational highlights
•Improved customer mix driven by continuing y-o-y growth in high value accesses due to enhanced infrastructure; FTTH up 21%, representing 65% of UBB accesses; contract mobile up 2%, reaching 45% of total mobile accesses.
•5G networks launched in core markets.
•Prioritising investments to further strengthen next generation network.
•Continuing improvement in NPS to 24% in our core four markets, up 7 p.p. y-o-y.
•4th consecutive quarter of improvement in Group churn, down 0.7 p.p. y-o-y to 2.3%.

Financial highlights
•Q4 20 revenues declined by 12.0% y-o-y to €10,909m (€43,076m; -11.0% y-o-y in FY 20), mainly as a result of COVID-19 and the unfavourable foreign exchange trend. However, OIBDA for the quarter grew by 2.2% y-o-y to €3,751m due to special factors in the same period of 2019, but declined by 10.7% y-o-y in FY 20. Unfavourable FX trends negatively affected Q4 20 and FY 20 revenues by €1,003m and €3,138m, respectively, and OIBDA by €399m and €1,205m. COVID-19 impacted Q4 20 and FY 20 revenues by €508m and €1,905m respectively and OIBDA by €291m and €977m.
•In organic terms, Q4 20 revenues declined by 2.0% y-o-y and OIBDA by 2.8% y-o-y, improving trends sequentially in 2.2 p.p. and 5.4 p.p. respectively.

•FY 2020 OIBDA-CapEx increased by 20.5% y-o-y to €7,637m while OIBDA-CapEx margin stood at 17.7%, up 4.6 p.p. y-o-y thanks to effective management of operating expenses and CapEx through the COVID-19 crisis. In organic terms, OIBDA-CapEx declined 0.9% y-o-y, with margin up 0.5 p.p y-o-y. In Q4 20 OIBDA-CapEx returned to growth, up by 1.9% y-o-y in organic terms while the margin expanded by 0.7 p.p.
•Recovery across four core markets driven by proactive management and dynamic commercial activity:
–Gradual recovery in revenue and OIBDA since the start of the pandemic, down 1.9% y-o-y and 1.3% y-o-y respectively in Q4, improving versus Q3 20 by 2.0 p.p. and 1.9 p.p., respectively.
–Focus on cash preservation led to a 1.9% y-o-y increase in organic OIBDA-CapEx for FY 20 and an expansion of organic margin of 1.0 p.p.
•Net income reached €1,582m in FY 20, with €911m generated during Q4 20. In underlying terms it stood at €3,086m in FY 20 and EPS reached €0.52.
•Free cash flow stood at €4,794m in FY 20, improving by 13.2% y-o-y in Q4 20 to €1,993m.
•Net financial debt reduced by €2,516m to €35,228m in FY 20, of which €1,449m was achieved in Q4 20.

	FY 20				Q4 20

€ in millions	Reported	Reported y-o-y (%)	Organic y-o-y (%)	Organic y-o-y (%) aggregated 4 core markets	Reported	Reported y-o-y (%)	Organic y-o-y (%)	Organic y-o-y (%) aggregated 4 core markets

Revenues	43,076	(11.0)	(3.3)	(2.4)	10,909	(12.0)	(2.0)	(1.9)
OIBDA	13,498	(10.7)	(5.7)	(2.6)	3,751	2.2	(2.8)	(1.3)
OIBDA Margin	31.3%	0.1 p.p.	(0.9 p.p.)	(0.1 p.p.)	34.4%	4.8 p.p.	(0.3 p.p.)	0.2 p.p.
OIBDA- CapEx (ex-spectrum)	7,763	(0.9)	(0.9)	1.9	2,083	31.9	1.9	(2.6)
OIBDA- CapEx / Revenues (ex-spectrum)	18.0%	1.8 p.p.	0.5 p.p.	1.0 p.p.	19.1%	6.4 p.p.	0.7 p.p.	(0.2 p.p.)
Net Income	1,582	38.5			911	c.s.
Underlying Net Income	3,086	(13.7)			1,035	4.9
FCF (incl. leases principal payments)	4,794	(18.9)			1,993	13.2
Net Financial Debt ex-leases	35,228	(6.7)

Outlook
•Delivery of flat to slightly negative organic OIBDA-CapEx y-o-y (-0.9% y-o-y) in 2020.
•Financial targets for 20211 as follows:
–Revenues and OIBDA; "stabilisation" (organic y-o-y).
–CapEx to Sales back to normalised levels of up to 15%.

1 2021 guidance:
1.Assumes constant exchange rates of 2020 (average in 2020).
2.Excludes the contribution to growth from T. Argentina and T. Venezuela.
3.Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts.
4.Does not include write-offs, material non-recurring impacts and restructuring costs.
5.CapEx excludes investments in spectrum.
2020 adjusted bases: Revenues (€43,076m), OIBDA (€14,481m)*.
* Considering consolidation perimeter as of December 2020 and average exchange rates in 2020 with the exception of Venezuela and Argentina (exchange rate of the end of the period).

•Telefónica confirms shareholder remuneration for 2020 and announces that for 2021.
–The second tranche of the 2020 dividend (€0.20 per share) will be paid in June 2021, through a voluntary scrip.
–2021 dividend of €0.30 per share to be paid in December 2021 (€0.15 per share) and in June 2022 (€0.15 per share) through a voluntary scrip dividend.
–To cancel 1.5% of the Company´s share capital held as treasury stock; 1.860% as of 13th January 2021, according to the CNMV filing.
–For such purposes, the adoption of the corresponding corporate resolutions will be proposed to the AGM.

TELEFÓNICA
2020 OUTLOOK
2020 Outlook (y-o-y organic change)	Jan - Dec 2020
% Chg. Organic

OIBDA-CapEx is to be slightly negative to flat	(0.9)%
Organic criteria: Assumes constant exchange rates of 2019 (average in 2019). Considers constant perimeter of consolidation, does not include capital gains/losses from the sale of companies and assets sales (material), restructuring costs and other impacts (write-offs, material non-recurring impacts). In addition, excludes contribution to growth from T. Argentina and T. Venezuela and the results from Central America. CapEx excludes investments in spectrum.

Commenting on the announcement, José María Álvarez-Pallete, Chairman and Chief Executive Officer of Telefónica, said:

"In 2020 we have faced a challenging environment, marked by the global COVID-19 crisis, which has forced us to adapt to circumstances that no one expected. In 2020, we have been put to the test. Thanks to our 2019 strategic plan, which positioned us for the future, and the strength of our business model, we have managed to resist and move forward, meeting our objectives. We have been able to manage the unexpected, the recovery in revenues has been consolidated in the company's four core markets, driving solid cash generation amounting to 4,794 million euros and allowing us to cut our net financial debt by more than 2.5 billion euros, 17 billion euros less since 2016. Telefónica could not fail. Telefónica has delivered.
We have made decisive progress in the execution of our strategic plan, focused on generating value. We continued to invest in growth, and in 2020 we reached an agreement in the UK to combine O2 and Virgin Media and won the auction of Oi's mobile assets together with our partners in Brazil. We created fibre vehicles to advance profitable deployment in Germany. We also continued to create value inorganically: we sold Costa Rica, the Telxius tower business and part of the fibre in Chile, at industry record multiples. All this allows us to continue to gain strategic and financial flexibility, and to make progress in reducing debt. And the commitment to improvement does not stop there: the operations pending completion in 2021 will generate around 9 billion euros to further reduce debt.
But above all, what happened last year confirms the importance of our purpose: to make our world more human by connecting people's lives. At Telefónica we know that the most important connection is the human connection. We are aware of the essential role of our infrastructures at the present time, and that is why we will continue to work to strengthen them and make further progress in deployment. We have launched 5G technology in our core markets and this year we closed with 48 million premises passed with our own fibre network.
During 2020 we also made progress in achieving our non-financial targets. We reinforced our commitment to promote fair, inclusive and sustainable digitisation, a goal we made concrete in our announcement to bring forward our net zero emissions target to 2025.
Finally, looking to our 2021 guidance, we are expecting stabilization trends in revenues and OIBDA, normalisation in the level of Capex/Sales up to 15% and propose a dividend of 0.30 euros per share through a voluntary scrip option."

Results presentation
The management will host a webcast to discuss the results at 10:00am CET on 25 February 2021. To access the webcast, please click here.

For more information, please contact:
Pablo Eguirón (pablo.eguiron@telefonica.com)
Isabel Beltrán (i.beltran@telefonica.com)
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com)
Teléfono: 91 482 87 00
ir@telefonica.com

Delivery against strategy
Operational focus on four core markets evident in performance
In Spain, network leadership was reinforced, reaching 78% nationwide 5G coverage, and 25.2m premises passed with FTTH by year-end. We continued to offer a leading value proposition to our clients. During Q4 20, we announced the increase of FTTH speeds to 1Gbps for residential customers, and reinforced our commercial offering with the launch of "Movistar Salud", a remote healthcare solution in partnership with Teladoc, aimed at increasing differentiation and future monetisation of the opportunity in the eHealth arena.
In Germany, network development and infrastructure monetisation continued. We further expanded our cooperation with Deutsche Telekom on fixed networks. In mobile, the company announced a MoU with Deutsche Telekom and a similar agreement with Vodafone for bilateral active network sharing in so-called 'grey spots', targeting a combined minimum of 1,200 sites. In parallel, 5G coverage was extended to the 15 largest cities in the country, with wider rollout accelerating. In the current mobile network test conducted by trade magazine Connect, the O2 network secured a "Very Good" rating for the first time, reflecting the enhancement in network quality driven by the 4G rollout.
In the UK, the combination of O2 and Virgin Media is progressing to plan. The transaction has been referred to the UK Competition and Markets Authority. The Group expects the transaction to be completed by mid-2021. Recapitalisation related to the transaction has been completed, priced at £5.7bn. In parallel, O2 UK’s 5G rollout made material progress with 5G coverage extended to 150 cities across the country at a time when the focus on super-fast connectivity is at an all-time high.
In Brazil, Telefonica played an active role in market consolidation during 2020. The offer submitted jointly with TIM S.A. and Claro S.A. won the competitive process for the purchase of Oi Group’s mobile assets for an amount of R$16,500m, of which R$5,500m, representing 33%, will be disbursed by T. Brasil. Upon completion, Telefónica expects the transaction to strengthen its customer base and market share leadership with the addition of approximately 10.5m customers, superior position in spectrum and network access rights and to generate significant synergies.
In parallel, action was taken to further enhance the Group’s infrastructure, with an initial launch of 5G DSS in 8 cities and leadership in FTTH reinforced with 1.1m new premises passed in Q4 20 to reach 15.7m.
Looking ahead, Telefónica Group will continue to optimise value creation by prioritising investment in its core operations to foster sustainable and profitable growth, enabling the Group to increase returns to shareholders. The value generated by these initiatives is simultaneously expected to drive continued organic de-leveraging of the Group.

Gradual reduction in exposure to Hispam underway
We have been working on reducing and modulating our exposure to Hispam both organically and inorganically.
•Organically, Hispam's legal separation has been completed, allowing the segment to function as an independent entity, creating the conditions to maximise value. As such, focus is on growing value customers and further accelerating efficiencies and digitalisation. In addition, initiatives are underway to enhance capital structure and increase local leverage in selected countries.
•Inorganically, we have been reducing capital employed in the region via rationalisation of our infrastructure, such as the agreement reached in Mexico with AT&T. In addition, we have announced the launch of InfraCo in Chile (KKR holding 60% and T. Chile 40%) that allows us to crystallise value (18.4x EV/OIBDA 20E multiple) and lower capital intensity while accelerating expansion plans (goal of reaching 3.5m premises passed by the end of 2022, with T. Chile incorporating c.2m brownfield premises passed). In parallel, we have reached co-investment agreements with ATC & ATP for the expansion of our fibre footprint at reduced capex. At the same time, we keep all options open with the objective of further streamlining the Group structure, reducing exposure to emerging markets and accelerating de-leveraging. During 2020, the Group filed for regulatory approval of the sale to LLA of operations in Costa Rica and commenced a review of its portfolio in the region.

Telefonica Tech optimised to provide platform for future growth
During 2020, Telefónica created operating companies within its Tech division, Cyber, Cloud and IoT & Big Data, to provide an optimised platform for future growth in these attractive, high growth sectors. The carve-outs are almost complete and the subsidiaries are now fully functional.
In Q4 20, T. Tech continued to build the foundations for the future, developing capabilities required to compete in each target sector:
•The Cloud portfolio was reinforced with the launch of the Virtual Data Centre service based on Edge Computing in Spain; this provides computing and storage that enables large scale data processing, low latency and real-time decision-making, key factors in implementing 5G services.
•The IoT and Big Data business continued to build its solutions capabilities for the Group’s corporate clients across a broad range of industries, with technological projects, pilot testing and partnerships announced in vertical sectors including Industrial IoT and Smart Agriculture.
•In Cybersecurity, a new initiative to develop professional skills was launched in Spain, improving competence in digital security. The company also announced the creation of Telefónica Tech Ventures, the venture capital vehicle for investing in best in class growth cybersecurity start-ups worldwide.
Looking ahead, T. Tech aims to accelerate existing revenue growth streams and increase optionality.

Enhancing and monetising infrastructure assets through Telefonica Infra
In January 2021, Telefónica Infra announced an agreement with ATC for the sale of Telxius' towers division in Europe and in Latin America for a cash consideration of €7.7bn, generating a capital gain for the Group of approximately €3.5bn and a €4.6bn reduction in net financial debt. This is the second largest tower transaction in Europe to date and the highest ever multiple achieved for tower portfolios at 30.5x proforma OIBDAaL. The sale of the Telxius tower assets optimises the financial flexibility for the Group, whilst maintaining the strategic long-term partnership agreed with ATC, and maintaining the existing lease contracts, without any additional "all-or-nothing" clauses, and with a commitment to maintain employment at Telxius.
Following the sale of the towers division, Telxius will continue to own its submarine cable division, which provides services to customers through a network of more than 90,000 km of cable once the infrastructures being deployed have been completed. During 2020, Telxius extended the term of the contracts with Telefonica’s operating business units, thereby securing long term business stability and creating further strategic optionality for its shareholders.
In addition, T. Infra has focused on pursuing value creation opportunities in FTTH deployment with its agreement signed with Allianz in October 2020 to create an open-access wholesale operator in Germany to deploy fibre in underserved and semi-rural areas, tapping the potential of Europe’s largest broadband market. The company, co-controlled by Allianz and Telefónica in equal stakes, aims to reach more than 2m premises passed, creating a fibre network of over 50,000 km. This initiative allows Telefonica to crystallise the value of its FTTH know-how, through a ring-fenced structure in a long term partnership with a global leading investor.
Furthermore, in Brazil, we are in advanced negotiations with a leading international investor for the construction of a neutral, independent fiber optic wholesale network. This new company, that will also have the participation of Telefónica Infra, aims to accelerate the expansion of fiber to new locations, through a CapEx light model for T. Brasil, and reduce time to market of our convergent offer. Vivo to carve out 1.6m brownfield premises passed, with the target to expand to more than 5.5m premises in selected areas over the next 4 years.
Looking ahead, Telefónica Infra’s strategic objectives are to crystallise the value of its infrastructure assets and expertise, capture future value from infrastructure assets and co-investments; and improve the competitive position of Telefónica’s business lines.
Streamlined operating model and increasing digitalisation
Telefonica continues to push for a common framework for the development of innovative, open architecture in the rollout of 5G. The Group has joined leading European operators, Deutsche Telekom, Orange and Vodafone, to promote the use of Open RAN solutions, by signing a MoU to that effect. During Q4 20, Telefónica performed successful trials in the UK and Germany of a new open RAN solution with external vendors. Open RAN, based on open interfaces, is expected to help accelerate the maturity of 5G by developing a more cost-effective, software-based architecture.

The Group’s automation programme continues to play a key role in enhancing customer experience and quality of service as well as realising efficiencies. Telefónica has digitalised 79% of total business processes in 2020 (+10 p.p. y-o-y) which are managed in real time.
Through the year, Telefónica achieved significant progress in digitalisation with digital sales in the Group’s four core markets increasing 40.5% y-o-y to 31% of total sales (+12 p.p. y-o-y). In Q4 20, digital sales in Brazil in FTTH increased 63% y-o-y (doubling in 2020) while in the UK and Germany digital postpaid operations doubled and increased 22% y-o-y respectively, and in Spain Fusion online sales increased 12% y-o-y.
We stayed close to our customers during the pandemic and they recognised our efforts, rewarding us with a notable NPS. It is worth highlighting the positive evolution in the four core markets, especially in the UK and Germany (where the gap versus the competitors has improved significantly), and in the B2B segment, specifically in Corporate. Network perception has been a relevant driver of 2020 results.
This contributed strongly to the Group’s operational efficiency and cost optimisation despite the macro and COVID- 19 headwinds in 2020, protecting cash generation and driving a 0.5 p.p. organic y-o-y (OIBDA-CapEx)/Revenues margin expansion in FY 20.
The Open Innovation initiative is focused on generating revenue and services through its several investment and business development programmes in place. In the quarter, Wayra invested in 22 start-ups, and the portfolio of our all innovation vehicles surpasses 500 start-ups, with more than 130 of them already adding value to our clients.
Looking ahead, Telefónica’s new operating model is expected to further accelerate simplification and digitisation of the Group's operations, whilst supporting the delivery of the Group’s financial performance targets.

Operational performance

TELEFÓNICA ACCESSES
Unaudited figures (thousands)
	2019				2020

	March	June	September	December	March	June	September	December	% Chg

Retail Accesses	331,395.2	325,608.8	324,331.2	322,422.2	319,912.7	314,709.0	318,430.8	322,978.5	0.2
Fixed telephony accesses	34,262.8	33,202.5	32,338.2	31,285.4	30,348.6	29,618.4	28,881.4	28,243.0	(9.7)
Broadband	21,586.5	21,449.2	21,262.9	20,837.1	20,518.9	20,321.9	20,213.4	20,077.2	(3.6)
UBB	13,580.5	13,931.1	14,191.8	14,280.9	14,434.2	14,625.2	14,949.5	15,212.8	6.5
FTTH	7,121.7	7,525.4	7,923.7	8,223.5	8,565.7	8,950.3	9,486.8	9,964.2	21.2
Mobile accesses	266,348.2	261,849.4	261,795.1	261,532.9	260,434.6	256,201.7	260,877.5	266,287.1	1.8
Prepay	142,120.2	135,992.8	134,224.4	131,787.1	129,550.6	126,134.2	128,770.2	131,542.0	(0.2)
Contract	103,834.0	104,494.0	105,176.0	105,970.7	106,196.4	105,792.9	106,883.3	108,587.5	2.5
IoT	20,394.0	21,362.6	22,394.7	23,775.0	24,687.6	24,274.6	25,224.0	26,157.7	10.0
Pay TV	8,828.0	8,768.5	8,601.7	8,437.1	8,287.4	8,243.3	8,140.0	8,059.5	(4.5)
Wholesale Accesses	21,019.8	20,971.6	21,489.4	21,912.7	22,327.0	22,555.0	23,068.9	22,455.0	2.5
Fixed wholesale accesses	3,895.1	3,859.9	3,851.1	3,822.8	3,793.6	3,753.1	3,742.5	3,722.8	(2.6)
Mobile wholesale accesses	17,124.7	17,111.7	17,638.3	18,089.9	18,533.4	18,801.8	19,326.4	18,732.1	3.6
Total Accesses	352,415.0	346,580.4	345,820.6	344,334.9	342,239.7	337,264.0	341,499.7	345,433.5	0.3
Notes:
- T. Panamá's accesses excluded since 1 September 2019, T. Nicaragua's since 1 May of 2019 and T. Guatemala's since 1 January of 2019.

OWN UBB COVERAGE
Unaudited figures (thousands)	2019				2020

	March	June	September	December	March	June	September	December	% Chg

UBB Premises passed	51,763.1	53,162.4	54,474.3	55,675.6	56,827.0	58,249.0	60,092.6	61,797.9	11.0
FTTH	35,034.8	36,652.4	38,198.8	39,749.9	41,082.9	42,952.5	45,611.9	47,821.3	20.3

Improving customer base mix
During 2020, Telefónica continued to attract and retain high value customers, by focusing on customer experience and leveraging its best in class infrastructure.
The Group’s accesses base increased by 0.3% y-o-y to 345.4m with a notable improvement in the customer mix. FTTH accesses represented 50% of fixed broadband, up 10 p.p. y-o-y, while mobile contract accesses reached 45% of total mobile accesses, up 1 p.p. y-o-y. Customer engagement improved, with accelerated decline in churn levels of 0.7 p.p. y-o-y to 2.3% in Q4 20, marking the fourth consecutive quarter of improved customer loyalty. NPS increased by 7 p.p. y-o-y to 24% in the four core markets.

Enhanced infrastructure
The UBB network expanded 6% y-o-y to 134.8m premises passed, of which 61.8m are in the Group’s own network. FTTH premises passed increased 20% y-o-y to 47.8m. UBB accesses connected amounted to 15.2m and increased by 7% y-o-y to reach 76% of the fixed broadband customer base, while FTTH accesses increased by 21% y-o-y to 10.0m.
During 2020, Telefónica’s network was able to support record data traffic associated with the COVID-19 pandemic due to its redundant network design and balanced approach to investment. Furthermore, the Group supported this data traffic without consuming additional power vs. 2019. As such, there was no negative impact on Telefónica’s energy consumption nor on its carbon emissions, which benefit from the fact that 100% of the Group's electricity in its four core markets comes from renewable sources.

LTE coverage increased by 3 p.p. y-o-y to 82%, with 99% coverage in Europe and 77% in Latin America. Contract accesses increased by 2% y-o-y to 108.6m while IoT accesses grew by 10% to 26.2m. Traffic on the LTE network represented 85% of total mobile traffic, an increase of 7 p.p. y-o-y.
During 2020, Telefónica switched on its 5G network in the core markets where its core networks are in the process of being adapted to 5G Stand Alone. Vendors have been defined, the implementation is ongoing, and the wider ecosystem is expected to lower dependency on specific vendors and increase efficiency.
In terms of Open RAN deployment, the first calls were made in the UK and Germany in December. Commercial deployment will begin in H2 21 in the four core markets, with mass deployment expected from H2 22. By 2025, the Group envisages that 50% of radio growth will be Open RAN. In addition to the MoU signed with Rakuten, a MoU was signed with Deutsche Telekom, Orange and Vodafone within the framework of the Open RAN G4.
In addition, Telefónica signed an active network sharing agreement for “grey spots” in Germany with Deutsche Telekom and Vodafone aimed at increasing efficiency of 5G deployment.
In Spain, the retirement of the copper network is allowing Telefónica to generate savings as a result of central office closures (>750 central offices closed as of December 2020). We expect that 100% of the copper network will have been replaced by fibre before 2025, when the shutdown of the 3G network will also be completed.
Fixed access customer equipment reached 40.5m, of which Home Gateway Units (HGUs) accounted for 8.3m, serving 89% of our FTTH customers. Our devices portfolio keeps evolving with latest technologies (XGS-PON, 5G or WiFi 6).
Digitised processes accounted for 79% of total processes, up 10 p.p. y-o-y, and are managed in real time.

Financial performance
Consolidated results

TELEFÓNICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg				October - December		% Chg

	2020	2019		Reported		Organic	2020	2019		Reported		Organic

Revenues	43,076	48,422		(11.0)		(3.3)	10,909	12,400		(12.0)		(2.0)
Other income	1,587	2,842		(44.1)		(14.4)	584	790		(26.1)		(12.1)
Operating expenses	(30,230)	(35,752)		(15.4)		(2.6)	(7,725)	(9,168)		(15.7)		(2.2)
Impairments & losses on disposal of assets	(935)	(393)		138.1		(51.1)	(16)	(352)		(95.4)		(96.1)
Underlying operating income before D&A (OIBDA)	14,481	16,982		(14.7)			3,732	4,370		(14.6)
Operating income before D&A (OIBDA)	13,498	15,119		(10.7)		(5.7)	3,751	3,669		2.2		(2.8)
OIBDA Margin	31.3%	31.2%	0.1	p.p.	(0.9	p.p.)	34.4%	29.6%	4.8	p.p.	(0.3	p.p.)
Depreciation and amortisation	(9,359)	(10,582)		(11.6)		0.6	(2,280)	(2,755)		(17.2)		0.7
Operating income (OI)	4,139	4,537		(8.8)		(16.4)	1,471	914		60.9		(8.7)
Share of profit (loss) of investments accounted for by the equity method	2	13		(81.1)			(4)	3		c.s.
Net financial income (expense)	(1,558)	(1,832)		(14.9)			(278)	(440)		(36.8)
Profit before taxes	2,583	2,718		(5.0)			1,189	478		148.8
Corporate income tax	(626)	(1,054)		(40.6)			(98)	(601)		(83.7)
Profit for the period	1,957	1,664		17.6			1,091	(123)		c.s.
Attributable to equity holders of the Parent	1,582	1,142		38.5			911	(202)		c.s.
Attributable to non-controlling interests	375	522		(28.1)			180	79		128.1

Weighted average number of ordinary shares outstanding during the period (millions)	5,471	5,453		0.3			5,435	5,448		(0.2)
Basic and diluted earnings per share attributable to equity holders of the Parent (Euros)	0.24	0.16		54.3			0.16	(0.05)		c.s.
Underlying basic and diluted earnings per share attributable to equity holders of the Parent (Euros)	0.52	0.61		(14.1)			0.18	0.17		6.8
Notes:
- Other income includes “internal expenditure capitalised in fixed assets” and “gain on disposal of assets”.
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in July and December 2020, have been taken into account.
- Basic and diluted earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€251m in January-December 2020 and €282m in January-December 2019), by the weighted average number of ordinary shares outstanding during the period.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, the operations are adjusted by inflation and are to be accounted at their corresponding closing exchange vs. the Euro.
- Group consolidated results deconsolidate T. Panamá since 1 September 2019, T. Nicaragua since 1 May 2019, T. Guatemala since 1 January 2019 and Antares' results since 1 February 2019.

COVID-19 estimated impacts
	Q4 20				2020
	Revenues		OIBDA		Revenues		OIBDA

(Mill € aprox.)	COVID-19	Impact to org. growth	COVID-19	Impact to org. growth	COVID-19	Impact to org. growth	COVID-19	Impact to org. growth

SPAIN	113	(3.4 p.p.)	79	(5.7 p.p.)	480	(3.7 p.p.)	209	(3.9 p.p.)
UK	77	(4.2 p.p.)	36	(6.9 p.p.)	328	(4.7 p.p.)	155	(7.3 p.p.)
GERMANY	3	(0.2 p.p.)	11	(1.8 p.p.)	72	(1.0 p.p.)	58	(2.5 p.p.)
BRAZIL	97	(5.4 p.p.)	13	(1.8 p.p.)	302	(4.0 p.p.)	137	(4.3 p.p.)
HISPAM	196	(5.2 p.p.)	157	(11.9 p.p.)	670	(5.5 p.p.)	429	(10.6 p.p.)

TOTAL GROUP	508	(3.9 p.p.)	291	(5.2 p.p.)	1,905	(3.9 p.p.)	977	(5.2 p.p.)

Telefónica has been significantly impacted by COVID-19 pandemic during 2020, however the estimated negative impacts on revenue and OIBDA gradually narrowed in H2 20. The €508m impact on revenue in Q4 20 (€1,905m in FY 20; €1,450m in service revenues and €456m in handset sales), translated to a €291m impact on OIBDA (€977m in FY 20), driven by numerous efficiency measures and investment prioritisation.
Depreciation of Latin American currencies versus the Euro had a negative impact of €1,003m on revenue and €399m on OIBDA in Q4 20 (-€3,138m and -€1,205m respectively in FY 20), mainly due to the depreciation of the Brazilian real against the Euro. In FY 20, the negative impact of €1,205m on OIBDA was largely contained to a €231m impact on cash flow generation, while at net debt level, FX had a €953m positive impact (€1,779m positive impact on net debt plus leases).
Revenue declined by 12.0% y-o-y to €10,909m in Q4 20 (-11.0% y-o-y to €43,076m in FY 20) mainly due to COVID-19 and foreign exchange impacts. In organic terms, the decline sequentially improved to 2.0% y-o-y in Q4 20 (-3.3% y-o-y in FY 20), as a result of better service revenues (-2.4% y-o-y organic in Q4 20, -3.2% y-o-y in FY 20) and improved handset sales (+0.3% y-o-y organic in Q4 20; -3.8% y-o-y in FY 20) driven mainly by the UK. In the four core markets, revenue trend sequentially improved to -1.9% y-o-y in organic terms in Q4 20 (-2.4% y-o-y in FY 20).
The share of revenues from broadband connectivity and services beyond connectivity increased by 3.4 p.p. y-o-y to 67% of total service revenues in FY 20 while the share of voice and access decreased by 3.1 p.p. y-o-y to 31%.
B2B revenue (€2,060m) improved its y-o-y performance in Q4 20 versus Q3 20 by 3.0 p.p. to a 3.6% y-o-y decline in organic terms, reflecting a better performance, mainly in the Corporate Segment. B2B revenue totalled €8,273m in FY 20 (-4.0% y-o-y in organic terms).
Other income (€584m in Q4 20) includes, in "Other companies and eliminations", the impact of the initial registration of the joint venture of Telefónica with Allianz to deploy FTTH in Germany. Other income amounted to €1,587m in FY 20.
Operating expenses declined 15.7% y-o-y in Q4 20 to €7,725m (-15.4% y-o-y to €30,230m in FY 20), as a result of foreign exchange impacts (+€651m), restructuring costs in Q4 19 (-€33m impact on OIBDA in Q4 20, mainly in Germany and "Other companies and eliminations") and T. México's Q4 19 operating model transformation. OpEx in Q4 20 declined by 2.2% y-o-y in organic terms thanks to costs and efficiency improvements (-2.6% y-o-y in FY 20).
The average number of staff during 2020 declined by 4.1% y-o-y to 113,182 employees.
Impairments & losses on disposal of assets amounted to €16m in Q4 20. In FY 20, this figure amounted to €935m, mostly attributable to the impairments allocated to T. Argentina during 2020 for a total amount of €894m.
Operating income before depreciation and amortisation (OIBDA) increased by 2.2% y-o-y to €3,751m in Q4 20, reflecting primarily Q4 19 impacts (the operating model transformation of T. México; the goodwill impairment of T. Argentina; restructuring costs; and capital gains from assets sales), and in Q4 20, the foreign exchange and COVID-19 negative impacts. In organic terms, OIBDA showed a sequential improvement, with Q4 20 decline reduced to 2.8% y-o-y vs. -8.3% in Q3 20. OIBDA in FY 20 was down 10.7% y-o-y to €13,498m (-5.7% y-o-y in organic terms). In the four core markets, OIBDA decline improved to 1.3% y-o-y in Q4 20 (-2.6% y-o-y in FY 20).
Underlying OIBDA totalled €3,732m in Q4 20 (-14.6% y-o-y), after excluding restructuring costs (-€33m), capital gains related to the initial registration at fair value of the stake of Telefónica in the joint venture with Allianz group for the deployment of fibre in Germany (+€29m) and other impacts (+€23m). Underlying OIBDA in FY 20 was down by 14.7% y-o-y to €14,481m.
OIBDA margin stood at 34.4% in Q4 20, 4.8 p.p. higher versus the same period of 2019 (-0.3 p.p. y-o-y in organic terms). For FY 20, it stood at 31.3%, up 0.1 p.p. y-o-y (-0.9 p.p. y-o-y in organic terms).
Depreciation and amortisation decreased by 17.2% y-o-y to €2,280m in Q4 20 (up 0.7% y-o-y in organic terms) mostly attributable to lower amortisation at T. UK after the agreement with Liberty Global and foreign exchange impacts (+€256m). In FY 20, depreciation and amortisation decreased by 11.6% y-o-y to €9,359m (up 0.6% y-o-y in organic terms).
Operating income (OI) amounted to €1,471m in Q4 20 versus €914m in Q4 19 (-8.7% y-o-y in organic terms). In FY 20, OI declined by 8.8% y-o-y to €4,139m (-16.4% y-o-y in organic terms).
Net financial expenses decreased by 36.8% y-o-y to €278m in Q4 20 (-14.9% y-o-y to €1,558m in FY 20) as a result of debt reduction and its cost, and other positive effects in 2020.

Corporate income tax totalled €98m in Q4 20, mainly affected by a deferred tax assets reversal in Spain and tax credits recognition in Germany. In FY 20, corporate income tax totalled €626m.
Profit attributable to non-controlling interests amounted to €180m in Q4 20, compared to €79m in Q4 19, mainly due to an increase in the profit attributable to minority interests at Telxius and T. Deutschland, partially offset by lower profit attributable to minority interests at T. Brasil. For FY 20, it declined by 28.1% y-o-y to €375m, primarily as a result of lower profit attributable to minority interests at T. Centroamérica.
Profit attributable to equity holders of the parent company amounted to €911m in Q4 20, compared to a loss of €202m in Q4 19. In underlying terms, it amounted to €1,035m in Q4 20 (+4.9% y-o-y), after excluding restructuring costs (-€24m), capital gains related to the initial registration at fair value of the stake of Telefónica in the joint venture with Allianz group for the deployment of fibre in Germany (+€29m) and other impacts (-€129m). Profit attributable to equity holders of the parent company was up 38.5% y-o-y to €1,582m in FY 20 (-13.7% y-o-y to €3,086m in underlying terms).
Earnings per share amounted to €0.16 in Q4 20. For FY 20 EPS amounted to €0.24, up 54.3% y-o-y. In underlying terms, EPS amounted to €0.18 in Q4 20 (+6.8% y-o-y) and €0.52 in FY 20 (-14.1% y-o-y).
CapEx declined by 15.6% y-o-y to €1,795m in Q4 20, and by 33.3% y-o-y to €5,861m in FY 20. CapEx declined in organic terms, by 8.0% y-o-y in Q4 20 and 12.0% y-o-y in FY 20, due to the effective management of investments and continued focus on accelerating seamless connectivity while improving quality and customer experience.
OIBDA-CapEx sequentially expanded to €1,957m in Q4 20, up 26.9% y-o-y, reaching €7,637m in FY 20, up 20.5% y-o-y. In organic terms, it increased by 1.9% y-o-y in Q4 20 (-0.9% y-o-y in FY 20). In the four core markets, OIBDA-CapEx declined by 2.6% y-o-y organic in Q4 20 due to CapEx phasing, but grew by 1.9% y-o-y in FY 20.
(OIBDA-CapEx)/Revenues ratio stood at 17.9% in Q4 20 (+5.5 p.p. y-o-y; +0.7 p.p. y-o-y in organic terms) and at 17.7% in FY 20 (+4.6 p.p. y-o-y; +0.5 p.p. y-o-y in organic terms). In the four core markets, it remained virtually stable in Q4 20 (-0.2% y-o-y in organic terms) and increased by 1.0 p.p. y-o-y in organic terms in FY 20.
Working capital contribution amounted to €189m in FY 20, mainly due to the collection from the sale of assets and anticipated cash collections (associated with long-term agreements), which more than offset restructuring payments accrued in 2019, pre-payments resulting from the agreement with AT&T in Mexico, as well as seasonal impacts (lower CapEx execution). It is worth highlighting the execution of factoring measures on accounts receivable and extension of payment terms with suppliers or the factoring firm where those had been discounted.
Interest payments decreased by 32.1% y-o-y to €1,171m in FY 20, mainly due to debt reduction and its cost, as well as the positive impact of FX hedges. The effective cost of interest payments over the last 12 months (excluding positive effects in 2020) stood at 3.07% as of December 2020 (excluding lease interests: 3.11%).
Tax payments amounted to €509m in FY 20. Excluding the extraordinary refund in Spain in FY 19, tax payments in FY 20 would be 21% lower y-o-y, mainly due to lower payments on account, partially offset by extraordinary payments in Mexico and lower refunds of previous years.
Operations with minority shareholders had a negative impact of €471m on free cash flow generation in FY 20, compared to a negative impact of €686m in FY 19.

Cash flow and funding

TELEFÓNICA
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - December

	2020	2019	% Chg

OIBDA	13,498	15,119	(10.7)
- CapEx accrued during the period	(5,861)	(8,784)
- Non-cash items & Others (1)	906	1,495
- Working Capital	189	1,739
- Net interest payment	(1,171)	(1,725)
- Payment for tax	(509)	272
- Dividends paid to minority shareholders	(471)	(686)
= Free Cash Flow excluding Lease Principal Payments	6,581	7,429	(11.4)
- Lease Principal Payments	(1,787)	(1,518)
= Free Cash Flow including Lease Principal Payments	4,794	5,912	(18.9)
Weighted average number of ordinary shares outstanding during the period (millions)	5,471	5,453
= Free Cash Flow per share (Euros)	0.88	1.08	(19.2)
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in July and December 2020, have been taken into account.
(1) In January-December 2019 it includes €1,945m related to commitments associated with long-term restructuring plans, mainly in Spain, and €451m related mainly to capital gains from asset sales and the goodwill impairment of T.Argentina. In January-December 2020, it includes €851m related mainly to the impairments allocated to T. Argentina and €55m related to commitments associated with long-term restructuring plans mainly in Germany and Hispam.

Free cash flow further improved to €1,993m in Q4 20 vs. €1,579m in Q3 20, mainly due to the increase in reported OIBDA-CapEx. In FY 20, free cash flow totalled €4,794m, down €1,118m versus FY 19, mainly as a result of the extraordinary tax refund of €916m in Spain in FY 19, slightly lower organic OIBDA-CapEx (-0.9% y-o-y), €269m higher lease principal payments and unfavourable foreign exchange impacts of €231m. All of this was partially offset by €554m lower interest payments and €215m lower dividends paid to minorities.

Funding position
Net financial debt at December 2020 amounted to €35,228m, and decreased by €2,516m in FY 20, positively impacted by free cash flow generation of €4,794m and other net factors totalling €449m. This was mainly due to the lower value in Euros of net debt in foreign currencies of €953m, net of the compensation applied from the favourable court decisions in Brazil and other effects of €504m. Net financial debt was also impacted by shareholder remuneration of €1,022m (mainly dividend payment and coupon payments of capital instruments, net of the capital increases related with the Telxius and T. Deutschland deal), the net amortisation of capital instruments of €723m, labour-related commitments of €963m and net financial investments of €18m.
In Q4 20, net financial debt was down by €1,449m, as a result of free cash flow generation of €1,993m and net financial divestments of €23m. Factors that increased debt included labour-related commitments of €266m, shareholder remuneration of €19m (mainly dividend payment and coupon payments of capital instruments, net of the capital increases related with the Telxius and T. Deutschland deal) and other net factors totalling €283m (mainly due to the impact of net debt in foreign currencies).
Following the approval of "Telefónica's Flexible Dividend" at the Annual General Shareholder's Meeting held on June 12, 2020, the shareholders of 33.12% of the free-of-charge allotment rights accepted the purchase commitment assumed by Telefónica S.A. in December 2020, with 66.88% opting for new shares. This resulted in a gross amount paid of €342m, implying approximately €700m in savings for the Group under the voluntary scrip (>€1,300m in FY 20), providing additional financial flexibility.
We announced some inorganic initiatives, which will add further financial flexibility to the Group. Such inorganic initiatives (proceeds from the JV in the UK, the sale of Telxius Towers, the disposal of Costa Rica, the sale of a stake in InfraCo Chile and reduced by payment for the acquisition of Oi assets), will decrease the net financial debt as of December (€35,228m) by an additional €9bn.
Net financial debt including lease liabilities amounted to €41,697m at December 2020, compared to €45,123m at December 2019.

TELEFÓNICA
NET FINANCIAL DEBT
Unaudited figures (Euros in millions)
December 2020

Non-current financial liabilities	42,297
Current financial liabilities	8,123
Gross Financial Debt	50,420
Cash and cash equivalents	(5,604)
Current financial assets	(2,489)
Non-current financial assets	(5,137)
Mark-to-market adjustment by cash flow hedging activities related to debt	(1,048)
Other current assets and liabilities	(260)
Other non-current assets and liabilities	(654)
Net Financial Debt	35,228
Lease Liabilities	6,469
Net Financial Debt including Lease liabilities (1)	41,697
Notes:
(1) As of December 2020 includes assets and liabilities defined as net financial debt including lease liabilities of T. UK, T. Costa Rica and those subject to the agreement of Telxius Telecom with American Tower Corporation, that are classified as non-current assets and disposal groups held for sale and liabilities associated with non-current assets and disposal groups held for sale.
- Net financial debt includes a positive value of the derivatives portfolio for a net amount of €13m, €4,863m included as financial liabilities and €4,876m included as financial assets.

December 2020

Net Financial Debt / OIBDAaL adjusted (1)	2.79x

Notes:
(1) OIBDA plus adjustments and after Leases.

TELEFÓNICA
CHANGE IN DEBT
Unaudited figures (Euros in millions)
	January - December

	2020	2019	% Chg

Net financial debt at beginning of period	37,744	41,074
+ Free Cash Flow including Lease Principal Payments	(4,794)	(5,912)
+ Hybrids	723	(686)
+ Shareholder remuneration (including hybrid coupons)	1,022	2,438
+ Pre-retirement commitments	963	840
+ Net financial investments	18	(1,090)
+FX & Others	(449)	1,080
Net financial debt at end of period	35,228	37,744	(6.7)
+ Lease Liabilities	6,469	7,379
Net Financial Debt plus Lease Liabilities at end of period	41,697	45,123

Telefónica, in the current low-interest rate environment, re-financed €16,909m (€10,623m at the Group and €6,287m at the future JV of O2 with VMED) of its debt in 2020 (excluding commercial paper and short-term bank loans), which allowed the Group to maintain a solid liquidity position and to further extend debt maturities. As of the end of December 2020, the Group has covered debt maturities over the next two years, not including the €9bn coming from announced inorganic deals. The average debt life was extended to 10.79 years, from 10.50 years in December 2019.
After December 31, 2020, in February 2021, Telefónica Europe, B.V. launched the first sustainability issuance in the sector of Undated 8.25 year non call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (hybrid bond), with the subordinated guarantee of Telefónica, S.A., (€1,000m, 8.25 years reset date) and a tender offer for the purchase of the existing hybrid bond with first reset date in March 2022. Telefónica Europe, B.V. accepted the purchase in an aggregate principal amount of €757.6m equivalent. After this last transaction, the average years to call was extended, from 3.75 as of December 2020, to 4.58, and the average coupon paid was reduced from 3.74% to 3.56%, respectively.

Throughout 2020, Telefónica Group obtained funding amounting to €132m (2019: €392m) by extending payment terms with suppliers or the factoring firm.
Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €1,517m as of December 2020.
Undrawn committed credit lines with different credit institutions amounted to €13,354m as of December 2020 (€12,466m maturing over twelve months), which combined with the cash equivalents position and current financial assets, placed liquidity at €21,447m2.

2 Liquidity not including inorganic deals (proceeds from the JV in the UK, the sale of Telxius Towers, the disposal of Costa Rica, the sale of a stake in InfraCo Chile and reduced by payment for the acquisition of Oi assets).

Performance by segment

TELEFÓNICA
SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)	January - December	% Chg		October - December	% Chg

	2020	Reported	Organic	2020	Reported	Organic

Revenues	43,076	(11.0)	(3.3)	10,909	(12.0)	(2.0)
Telefónica España	12,401	(3.5)	(3.5)	3,192	(2.9)	(2.9)
Telefónica Deutschland	7,532	1.8	1.8	2,023	2.7	2.7
Telefónica UK	6,708	(5.6)	(4.4)	1,742	(9.5)	(5.2)
Telefónica Brasil	7,422	(26.0)	(2.6)	1,748	(30.1)	(1.6)
Telefónica Infra (Telxius)	826	(1.9)	1.0	217	4.7	11.0
Telefónica Hispam	7,922	(17.9)	(6.2)	1,934	(20.4)	(2.5)
Other companies & eliminations	264	(50.7)	c.s.	53	(35.1)	(1.1)

OIBDA	13,498	(10.7)	(5.7)	3,751	2.2	(2.8)
Telefónica España	5,046	35.7	(5.1)	1,311	(4.8)	(4.7)
Telefónica Deutschland	2,309	(0.8)	0.1	637	1.2	3.4
Telefónica UK	2,064	(2.4)	(2.4)	535	3.1	2.5
Telefónica Brasil	3,188	(25.2)	(1.1)	802	(29.7)	(1.6)
Telefónica Infra (Telxius)	520	3.1	6.6	130	5.9	13.0
Telefónica Hispam	990	(51.3)	(13.2)	471	256.0	(10.2)
Other companies & eliminations	(618)	c.s.	54.6	(136)	(46.3)	(1.1)

OIBDA margin	31.3%	0.1 p.p.	(0.9 p.p.)	34.4%	4.8 p.p.	(0.3 p.p.)
Telefónica España	40.7%	11.7 p.p.	(0.7 p.p.)	41.1%	(0.8 p.p.)	(0.8 p.p.)
Telefónica Deutschland	30.7%	(0.8 p.p.)	(0.5 p.p.)	31.5%	(0.5 p.p.)	0.2 p.p.
Telefónica UK	30.8%	1.0 p.p.	0.6 p.p.	30.7%	3.8 p.p.	2.3 p.p.
Telefónica Brasil	42.9%	0.5 p.p.	0.6 p.p.	45.9%	0.2 p.p.	0.0 p.p.
Telefónica Infra (Telxius)	62.9%	3.0 p.p.	3.3 p.p.	59.9%	0.7 p.p.	1.0 p.p.
Telefónica Hispam	12.5%	(8.6 p.p.)	(2.1 p.p.)	24.4%	18.9 p.p.	(2.3 p.p.)
Other companies & eliminations	n.s.	n.s.	c.s.	n.s.	n.s.	0.0 p.p.

Net income attributable to equity holders of the Parent	1,582	38.5		911	c.s.
Basic and diluted earnings per share (Euros)	0.24	54.3		0.16	c.s.

CapEx	5,861	(33.3)	(12.0)	1,795	(15.6)	(8.0)
Telefónica España	1,408	(15.5)	(15.2)	384	(16.9)	(15.7)
Telefónica Deutschland	1,094	(55.7)	4.8	368	40.2	40.2
Telefónica UK	913	(0.1)	(9.2)	302	15.2	(17.0)
Telefónica Brasil	1,372	(31.6)	(11.9)	420	(19.0)	3.1
Telefónica Infra (Telxius)	348	22.5	37.4	53	(50.7)	(46.2)
Telefónica Hispam	833	(43.9)	(26.7)	220	(58.0)	(37.7)
Other companies & eliminations	(107)	167.9	64.8	49	c.s.	(0.1)

Spectrum	126	(91.6)	(90.3)	126	242.2	283.7

OIBDA-CapEx	7,637	20.5	(0.9)	1,957	26.9	1.9
Telefónica España	3,638	77.3	(0.5)	928	1.3	0.7
Telefónica Deutschland	1,214	c.s.	(3.6)	268	(26.7)	(23.2)
Telefónica UK	1,151	(4.1)	2.7	233	(9.1)	20.5
Telefónica Brasil	1,815	(19.6)	8.5	382	(38.6)	(5.4)
Telefónica Infra (Telxius)	172	(22.0)	(32.9)	78	n.s.	n.s.
Telefónica Hispam	157	(71.3)	2.4	251	c.s.	51.2
Other companies & eliminations	(511)	c.s.	51.8	(184)	(24.6)	(2.0)

(OIBDA-CapEx)/Revenues	17.7%	4.6 p.p.	0.5 p.p.	17.9%	5.5 p.p.	0.7 p.p.

-Reconciliation included in the excel spreadsheets.
Notes:
-OIBDA and OI are presented before brand fees and management fees.
-Group consolidated results deconsolidate T. Panamá since 1 September 2019, T. Nicaragua since 1 May 2019, T. Guatemala since 1 January 2019 and Antares' results since 1 February 2019.
Organic criteria: Assumes constant exchange rates of 2019 (average in 2019). Considers constant perimeter of consolidation, does not include capital gains/losses from the sale of companies and assets sales (material), restructuring costs and other impacts (write-offs, material non-recurring impacts). In addition, excludes contribution to growth from T. Argentina and T. Venezuela and the results from Central America. CapEx excludes investments in spectrum.

TELEFÓNICA ESPAÑA
(y-o-y changes in organic terms)

29%	of total Telefónica FY 20 revenues	37%	of total Telefónica FY 20 OIBDA	48%	of total Telefónica FY 20 OIBDA-Capex

Operating performance
Telefónica España demonstrated its ability to generate robust operating cash flow in 2020, despite the COVID-19 impact. OIBDA-CapEx exceeded €3,600m, virtually stable y-o-y, supported by the 0.7% y-o-y increase in Q4 20 (+6.2 p.p. vs Q3 20) due to the sequential improvement in both service revenues (+1.5 p.p.) and OIBDA.
During the quarter, Telefónica España focused on moderate promotions and value generation to encourage rational competitive behaviour (in line with its "more for more" strategy). As such, since January 2021, fibre speed increased to 1Gb and the content offer was expanded to include DAZN and Disney+ Star. This resulted in lower gross adds during the quarter, although medium-term prospects and sustainability are improving.
Continued technological advancement ensured Telefónica España remained ahead of the sector, with 5G coverage of 78% achieved in just over 3 months and more than 25m premises passed with fibre to the home.

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	June	September	December	% Chg

Retail Accesses	37,847.8	38,047.1	38,020.7	38,049.5	37,874.0	37,936.9	37,922.1	37,615.1	(1.1)
Fixed telephony	9,220.7	9,161.4	9,092.5	9,024.1	8,918.6	8,917.6	8,882.5	8,731.0	(3.2)
Broadband	6,068.0	6,072.4	6,078.3	6,023.4	5,985.2	5,993.4	6,030.3	5,961.9	(1.0)
FTTH	4,025.5	4,150.8	4,246.9	4,325.0	4,393.0	4,452.0	4,556.9	4,614.1	6.7
Mobile	18,448.6	18,691.9	18,748.5	18,916.9	18,926.7	18,960.3	18,993.7	18,977.8	0.3
Prepay	1,341.2	1,258.6	1,200.4	1,137.2	1,070.2	1,012.7	940.0	888.1	(21.9)
Contract	14,753.5	14,946.2	14,991.9	15,158.8	15,209.9	15,279.8	15,365.1	15,383.7	1.5
IoT	2,353.9	2,487.0	2,556.2	2,620.8	2,646.6	2,667.7	2,688.6	2,706.0	3.2
Pay TV	4,094.8	4,106.1	4,088.5	4,073.8	4,032.3	4,054.3	4,004.3	3,934.5	(3.4)
Wholesale Accesses	3,858.4	3,822.5	3,816.1	3,788.2	3,772.4	3,719.9	3,709.2	3,689.5	(2.6)
FTTH	1,719.2	1,863.4	2,014.3	2,154.9	2,292.5	2,361.3	2,489.6	2,599.8	20.6

Total Accesses	41,706.2	41,869.6	41,836.9	41,837.7	41,646.4	41,656.7	41,631.4	41,304.6	(1.3)

OWN UBB COVERAGE
Unaudited figures (thousands)
	2019				2020

	March	June	September	December	March	June	September	December	% Chg

UBB Premises passed (FTTH)	21,762.7	22,248.9	22,684.0	23,133.1	23,421.8	23,650.1	24,445.4	25,219.4	9.0

Total accesses declined 1% y-o-y to 41.3m, down 68k in fixed broadband and up 19k in mobile postpaid, impacted by the market rationalisation initiative to strengthen churn while preserving value. Pay TV accesses declined by 70k due to the fall in lower value customers although the performance of higher value customers remained positive.
Fibre accesses connected to the network (retail and wholesale) reached 7.2m, up 167k in the quarter (57k in retail). These accesses now account for 77% of retail broadband and 75% of the wholesale base. Fibre network uptake increased to 29%, up 1 p.p. y-o-y, and total coverage reached 25.2m premises passed, up 774k in the quarter or more than 2 million for the year.

CONVERGENT KPIs
Unaudited figures
	2019				2020

	March	June	September	December	March	June	September	December	% Chg

Convergent clients (thousands)	4,833.4	4,862.5	4,850.4	4,839.1	4,824.5	4,830.3	4,847.3	4,824.8	(0.3)
Convergent ARPU (EUR) (cumulative YTD)	92.8	92.9	93.2	93.2	91.8	91.3	91.5	91.4	(1.9)
Convergent churn (cumulative YTD)	1.7%	1.6%	1.6%	1.6%	1.5%	1.2%	1.3%	1.4%	(0.2)

Notes:
- Convergent include Consumer, SOHO and SMEs clients

Convergent customers reached 4.8m (-0.3% y-o-y) after a base reduction of 22k, with high speed fibre customers up +11% and O2 customers up 2.4 times. Convergent ARPU in 2020 remained solid at €91.4, down 1.9% y-o-y, and grew during the second half of the year despite the more pronounced impact of the pandemic. Churn for the year stood at 1.4%, improved by 0.2 p.p. y-o-y, as a result of increased loyalty of the company’s customers. Convergent accesses remained at an average of 4.9 services per customer.

Financial performance

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg

	2020	2019	Reported	Organic	2020	2019	Reported	Organic

Revenues	12,401	12,850	(3.5)	(3.5)	3,192	3,287	(2.9)	(2.9)
Mobile handset revenues	264	373	(29.2)	(29.2)	83	110	(24.5)	(24.5)
Revenues ex-mobile handset revenues	12,137	12,477	(2.7)	(2.7)	3,109	3,177	(2.1)	(2.1)
Retail	9,906	10,313	(3.9)	(3.9)	2,531	2,600	(2.7)	(2.7)
Wholesale and Other	2,231	2,164	3.1	3.1	578	577	0.2	0.2
Operating income before D&A (OIBDA)	5,046	3,719	35.7	(5.1)	1,311	1,378	(4.8)	(4.7)
OIBDA Margin	40.7%	28.9%	11.7 p.p.	(0.7 p.p.)	41.1%	41.9%	(0.8 p.p.)	(0.8 p.p.)
CapEx	1,408	1,667	(15.5)	(15.2)	384	462	(16.9)	(15.7)
Spectrum	—	7	—	—	—	7	—	—
OIBDA-CapEx	3,638	2,052	77.3	(0.5)	928	916	1.3	0.7

Notes:
- OIBDA before management and brand fees.

Revenues in Q4 20 declined 2.9% y-o-y to €3,192m, but continued to see gradual improvement in trends (-4.3% in Q3 20). Handset revenues declined by 24.5% y-o-y, improving 1.4 p.p. against Q3 20. Service revenues decreased by 2.1% y-o-y but improved by 1.5 p.p. against Q3 20. The impact on revenues as a result of the COVID-19 pandemic amounted to approximately €113m (€-80m for service revenues; €-32m for handset sales), a y-o-y impact of -3.4 p.p.
In Q4 20, retail revenues improved its trend (-2.7% y-o-y) thanks to the higher growth in IT revenues and the lower erosion of non-convergent communications revenues. Wholesale and other revenues returned to growth increasing by 0.2% y-o-y, supported by a better performance of MVNO revenues and a lower deterioration of roaming revenues. Revenues for 2020 (€12,401m) declined by 3.5% y-o-y due to the negative impact of COVID-19 (€480m).
OIBDA declined by 4.7% to €1,311m in Q4 20, mainly due to the impact of COVID-19 estimated at approximately 5.7 p.p. (€-79m in Q4 20). However, the y-o-y decline narrowed versus Q3 20 (-4.8%) as the generation of efficiencies continued in network expenses, systems, commercial expenses and, to a lesser extent this quarter, in restructuring-related personnel expenses. As a result, OIBDA in 2020 (€5,046m) declined 5.1% y-o-y. OIBDA margin declined by 0.8 p.p. y-o-y to 41.1% in Q4 20 and by 0.7 p.p. to 40.7% for the full year.
CapEx in 2020 was €1,408m, 15.2% lower y-o-y, despite NGN expansion (FTTH and 5G), with more than 2.1m premises passed with fibre in the year, on higher efficiencies, lower investment in legacy and rationalisation linked to COVID-19. Management focus on cash generation enabled OIBDA-CapEx to reach €3,638m in 2020, down 0.5% y-o-y, and to increase by 0.7% in 4Q 20, with OIBDA-CapEx margin in 2020 remaining at record levels of close to 30%, up 0.9 p.p. y-o-y.

TELEFÓNICA DEUTSCHLAND
(y-o-y changes in organic terms)

17%	of total Telefónica FY 20 revenues	17%	of total Telefónica FY 20 OIBDA	16%	of total Telefónica FY 20 OIBDA-Capex

Operating performance
Telefónica Deutschland delivered a robust operational performance despite another hard lockdown starting in mid-December 20, within a market that remains dynamic yet rational. The business maintained its positive revenue trend with strong traction of the O2 brand and partners performing well, while churn was maintained at historically low levels. The Company's network was awarded a ’very good’ rating in the “Connect magazine” network test for the first time, demonstrating that T. Deutschland had closed the gap with its competitors when it comes to network quality.
During the quarter, 5G was operational in the largest 15 German cities, with T. Deutschland targeting >30% and ~50% population coverage by the end of 2021 and 2022, respectively, and close to full coverage by the end of 2025.

TELEFÓNICA DEUTSCHLAND
ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	June	September	December	% Chg

Retail Accesses	47,202.1	47,555.9	48,010.9	48,258.0	48,121.7	48,017.7	48,544.9	48,804.7	1.1
Fixed telephony accesses	2,041.2	2,078.4	2,113.7	2,129.5	2,149.1	2,163.4	2,170.9	2,180.2	2.4
Broadband	2,123.7	2,162.0	2,193.4	2,206.6	2,231.7	2,245.2	2,251.6	2,261.1	2.5
UBB (1)	1,506.6	1,565.7	1,619.1	1,652.0	1,687.7	1,728.8	1,762.3	1,797.8	8.8
Mobile accesses	42,913.2	43,217.6	43,607.3	43,826.8	43,647.1	43,516.5	44,032.4	44,274.8	1.0
Prepay	20,331.8	20,335.1	20,332.5	20,096.2	19,689.4	19,323.0	19,530.7	19,283.3	(4.0)
Contract	21,371.4	21,728.6	22,095.9	22,538.8	22,727.2	22,885.3	23,146.3	23,581.3	4.6
IoT (2)	1,210.0	1,153.9	1,179.0	1,191.8	1,230.4	1,308.2	1,355.4	1,410.1	18.3
Total Accesses	47,202.1	47,555.9	48,010.9	48,258.0	48,121.7	48,017.7	48,544.9	48,804.7	1.1

Notes:
(1) UBB accesses refers to VDSL accesses in Germany.
(2) Impacted by the disconnection of 67k inactive IoT accesses in Q2 19.

SELECTED OPERATIONAL DATA
Unaudited figures
	2019				2020

	March	June	September	December	March	June	September	December	% Chg

Mobile churn (quarterly)	1.9%	1.8%	1.9%	2.0%	2.0%	1.9%	1.6%	1.8%	(0.2 p.p.)
Contract	1.6%	1.5%	1.5%	1.5%	1.5%	1.4%	1.4%	1.3%	(0.2 p.p.)
Mobile churn (cumulative YTD)	1.9%	1.8%	1.8%	1.9%	2.0%	1.9%	1.8%	1.8%	(0.1 p.p.)
Contract	1.6%	1.5%	1.5%	1.5%	1.5%	1.5%	1.4%	1.4%	(0.1 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	9.8	9.9	10.0	10.0	9.8	9.7	9.9	9.9	(1.2)
Contract	14.2	14.3	14.3	14.3	13.7	13.5	13.6	13.6	(4.4)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

Contract mobile accesses posted strong 435k net additions in Q4 20 (+261k in Q3 20; +1,043k in FY 20). The customer base grew 5% y-o-y to 23.6m. Key highlights in Q4 20 included:
•O2 Free tariffs remained highly popular, driving data usage and ARPU uplift.
• O2 ARPU (ex-roaming) grew by 0.4% y-o-y in Q4 20 (+0.3% y-o-y in Q3 20).
•O2 contract churn registered historically low levels, improving by 0.3 p.p. y-o-y to 1.0% in Q4 20.

Prepaid accesses registered 247k net disconnections in Q4 20 (813k in FY20), as a result of the ongoing prepaid to postpaid migration in the market. The prepaid customer base decreased 4% y-o-y, in line with the previous quarter, reaching 19.3m as of December 2020.
Fixed broadband accesses totalled 2.3m, increasing by 2% y-o-y with 10k net additions in Q4 20 (+6k in Q3; +55k in FY 20). The fixed business proved resilient during the pandemic, growing despite overall lower market churn. This solid performance was supported by VDSL, which posted 35k net additions in Q4 20 (34k in Q3; 146k in FY 20).

Financial performance

TELEFÓNICA DEUTSCHLAND
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg				October - December		% Chg

	2020	2019	Reported		Organic		2020	2019	Reported		Organic

Revenues	7,532	7,399	1.8		1.8		2,023	1,970	2.7		2.7
Mobile Business	6,730	6,647	1.2		1.2		1,810	1,773	2.1		2.1
Handset revenues	1,423	1,346	5.7		5.7		451	432	4.4		4.4
Fixed Business	785	741	6.0		6.0		202	189	7.0		7.0
Operating income before D&A (OIBDA)	2,309	2,326	(0.8)		0.1		637	629	1.2		3.4
OIBDA Margin	30.7%	31.4%	(0.8	p.p.)	(0.5	p.p.)	31.5%	31.9%	(0.5	p.p.)	0.2	p.p.
CapEx	1,094	2,469	(55.7)		4.8		368	263	40.2		40.2
Spectrum	—	1,425	—		—		—	—	—		—
OIBDA-CapEx	1,214	(143)	c.s.		(3.6)		268	366	(26.7)		(23.2)
Note:
- OIBDA before management and brand fees.

Revenues increased by 2.7% y-o-y to €2,023m in Q4 20, with growth accelerating from 0.4% y-o-y in the previous quarter (€7,532m; +1.8% y-o-y in FY 20), supported by the strong demand for high value handsets and the sustained good performance of the O2 Free portfolio, which continued to drive positive momentum. During the quarter, COVID-19 negatively affected y-o-y revenue growth by 0.2 p.p. (-1.0 p.p. in FY 20).
Mobile business revenues also improved in Q4 20, growing by 2.1% y-o-y to €1,810m, from a decline of 0.4% y-o-y in Q3 (€6,730m; +1.2% y-o-y in FY 20). This was a combined result of stronger handset sales and higher mobile service revenues, despite the continuing impact of COVID-19, which weighs on roaming due to the ongoing travel restrictions.
Handset revenues increased by 4.4% y-o-y, amounting to €451m (+5.7% y-o-y to €1,423m in FY20) and reflecting the good traction in high value handsets sales in the seasonally strong Q4 and the recent launch of the iPhone 12.
Fixed revenues grew by 7.0% y-o-y to €202m in Q4 20, (€785m; +6.0% y-o-y in FY20), mainly driven by continued strong demand for VDSL. During the quarter, the Company also launched a new technology agnostic proposition which includes cable access.
OIBDA continued to grow, up 3.4% y-o-y to €637m in Q4 20, with the rate of growth accelerating from 0.7% y-o-y in Q3 20 (+0.1% y-o-y in FY 20 to €2,309m) as a result of the improved revenue mix and continued cost efficiency measures. COVID-19 impacted OIBDA y-o-y growth by -1.8 p.p. during the quarter (-2.5 p.p. in FY 20).
OIBDA margin stood at 31.5% in Q4 20, up 0.2 p.p. y-o-y and down 0.5 p.p. y-o-y to 30.7% in FY 20, mainly due to COVID-19 impact.
CapEx amounted to €1,094m in FY 20, up by 4.8% y-o-y, with a CapEx/sales ratio of 14.5%. This increase was driven by the accelerated investment in 4G and the need to meet LTE coverage obligations by year end while also launching 5G. The “investment for growth” programme is being executed as planned to drive profitable future revenue growth. Within this programme, some CapEx has been shifted to 2021/22 mainly due to the COVID-19 pandemic, with no material effect on overall CapEx levels.
As a result, OIBDA-CapEx decreased by 3.6% y-o-y to €1,214m in FY20, whilst OIBDA-CapEx/Revenues decreased by 0.9 p.p y-o-y to 16.1% in FY20 .

TELEFÓNICA UK
(y-o-y changes in organic terms)

16%	of total Telefónica FY 20 revenues	15%	of total Telefónica FY 20 OIBDA	15%	of total Telefónica FY 20 OIBDA-Capex

Operating performance
As the UK’s No1 mobile network, Telefónica UK’s customer-centric response to the pandemic played a key role in supporting the country’s increased reliance on mobile connectivity, reflected market leading NPS and customer satisfaction and the industry’s highest levels of customer loyalty, with contract churn at 0.9%.
Despite the inevitable impact of COVID-19 on top and bottom line financial performance, the revenue trend improved in Q4 20 and Telefonica UK delivered a robust performance in FY 20 as a whole, with cost control and savings driving an improved OIBDA-CapEx margin, up 1.3 p.p. y-o-y.

TELEFÓNICA UK
ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	June	September	December	% Chg

Retail Accesses	24,793.7	25,113.6	25,731.5	26,145.5	26,368.0	25,752.9	26,702.2	27,330.3	4.5
Fixed telephony accesses	309.3	310.9	312.2	313.3	315.8	317.8	319.2	320.4	2.3
Broadband	28.4	28.5	28.7	28.9	29.0	29.0	29.1	29.2	1.2
Mobile accesses	24,456.0	24,774.1	25,390.5	25,803.3	26,023.2	25,406.1	26,353.8	26,980.7	4.6
Prepay	8,534.6	8,482.6	8,625.1	8,436.1	8,199.6	7,570.6	8,127.2	8,117.4	(3.8)
Contract	12,136.1	12,142.4	12,164.1	12,248.5	12,268.3	12,259.7	12,292.7	12,372.7	1.0
IoT	3,785.2	4,149.1	4,601.3	5,118.7	5,555.3	5,575.8	5,934.0	6,490.6	26.8
Wholesale Accesses	8,290.3	8,487.7	8,697.2	8,714.7	8,774.2	8,694.3	9,018.3	9,210.9	5.7
Total accesses (1)	33,084.0	33,601.3	34,428.7	34,860.2	35,142.2	34,447.2	35,720.5	36,541.2	4.8

(1) Impacted by the disconnection of 150k inactive accesses in Q4 19.

SELECTED OPERATIONAL DATA
Unaudited figures
	2019				2020

	March	June	September	December	March	June	September	December	% Chg

Mobile churn (quarterly)	1.9%	1.8%	1.7%	2.0%	1.8%	2.1%	0.7%	1.4%	(0.7 p.p.)
Contract	1.0%	0.9%	1.0%	1.1%	1.0%	0.9%	0.9%	0.9%	(0.2 p.p.)
Mobile churn (cumulative YTD)	1.9%	1.8%	1.8%	1.9%	1.8%	2.0%	1.6%	1.5%	(0.4 p.p.)
Contract	1.0%	1.0%	1.0%	1.0%	1.0%	0.9%	0.9%	0.9%	(0.1 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	15.0	15.0	14.9	14.8	13.8	13.4	13.1	12.8	(13.2)
Contract	24.8	24.9	24.8	24.9	23.7	23.0	22.5	22.1	(11.0)
Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

Mobile accesses grew 5% y-o-y to 36.2m (including wholesale).
Contract mobile accesses grew by 80k in Q4 20, broadly stable y-o-y, despite exiting a large indirect channel at the beginning of Q2 20 and the impact of additional lockdowns. This reflects the continuing strength of the O2 brand and the demand for our innovative propositions such as Custom Plans.
Prepay accesses declined by 10k in Q4 20 and 319k in FY 20 in line with market trends.
IoT accesses grew by 1.4m in FY 20, up 557k in Q4 20, primarily driven by the continuing rollout of the Smart Metering (SMIP) programme.
Wholesale accesses grew by 192k in Q4 20 and 496k in FY 20, reflecting a return to higher levels of activity.

Financial performance

TELEFÓNICA UK
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg				October - December		% Chg

	2020	2019		Reported		Organic	2020	2019		Reported		Organic

Revenues	6,708	7,109		(5.6)		(4.4)	1,742	1,925		(9.5)		(5.2)
Mobile Business	6,476	6,891		(6.0)		(4.8)	1,685	1,861		(9.5)		(5.1)
Handset revenues	1,816	1,795		1.1		2.5	543	550		(1.3)		2.8
Fixed Business	232	218		6.5		7.9	57	65		(11.6)		(7.4)
Operating income before D&A (OIBDA)	2,064	2,114		(2.4)		(2.4)	535	519		3.1		2.5
OIBDA Margin	30.8%	29.7%	1.0	p.p.	0.6	p.p.	30.7%	27.0%	3.8	p.p.	2.3	p.p.
CapEx	913	914		(0.1)		(9.2)	302	262		15.2		(17.0)
Spectrum	94	—		n.s.		n.s.	94	—		n.s.		n.s.
OIBDA-CapEx	1,151	1,200		(4.1)		2.7	233	257		(9.1)		20.5

Note:
- OIBDA before management and brand fees.

Revenues declined by 5.2% y-o-y to €1,742m in Q4 20, a 4.3 p.p. q-o-q improvement, and by 4.4% FY20 to €6,708m as increased hardware and wholesale revenue was offset by reduced roaming revenues and other COVID-19 impacts (-4.7 p.p.in FY 20 y-o-y).
Mobile Business revenues of €1,685m declined 5.1% y-o-y in Q4 20, and by 4.8% FY20 to €6,476m primarily as a result of COVID-19 related roaming restrictions. The transition to enhanced direct trading in early 2020 is expected to have a continuing positive effect on performance going forward, owing to greater cross-selling opportunities, lower commercial costs, improved margins, and lower churn. However, the change in mobile revenue allocation resulting from this transition suppresses ARPU.
Handset revenues totalled €543m in Q4 20, growing 2.8% y-o-y and up 2.5% FY20 to €1,816m, reflecting both continuing demand for high value handsets and the transition to enhanced direct trading.
OIBDA totalled €535m in Q4 20 growing 2.5% y-o-y, reflecting a 7.1 p.p. q-o-q trend improvement. OIBDA reached €2,064m in FY 20, a decline of 2.4% y-o-y driven by COVID-19-related negative impacts of 7.3 p.p. being partially mitigated by commissions savings and strong cost control.
OIBDA margin stood at 30.7% in Q4 20 and 30.8% in FY 20, up 0.6 p.p. y-o-y in 2020, reflecting strong financial and operating discipline.
CapEx in FY 20 amounted to €913m and declined 9.2% y-o-y, reflecting investment programme flexibility while maintaining increased levels of investment in growth areas such as 5G.
OIBDA-CapEx amounted to €233m for Q4 20 and €1,151m FY 20, up 2.7% y-o-y, while OIBDA-CapEx/Revenues reached 17.2% for 2020, up 1.3 p.p. y-o-y.

TELEFÓNICA BRASIL
(y-o-y changes in organic terms)

17%	of total Telefónica FY 20 revenues	24%	of total Telefónica FY 20 OIBDA	24%	of total Telefónica FY 20 OIBDA-Capex

Operating performance
Telefónica Brasil achieved OIBDA-Capex growth of 8.5% in 2020 thanks to its OIBDA margin improving 0.6 p.p. y-o-y (marking the fifth consecutive year of expansion) and the investment optimisation offsetting the significant COVID-19 impact. Moreover, T. Brasil strengthened its leadership position in the mobile market, where its share increased by 0.6 p.p. y-o-y to 33.6% as of December 2020. The transformational process in the fixed business accelerated, resulting in 66% of UBB accesses being connected with fibre, up 17 p.p. y-o-y.

ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	June	September	December	% Chg

Final Clients Accesses	95,091.7	94,458.3	93,815.0	93,718.9	93,173.2	92,103.6	93,811.5	95,145.0	1.5
Fixed telephony accesses	12,557.9	11,891.0	11,384.9	10,817.0	10,309.0	9,779.4	9,347.8	8,994.8	(16.8)
Broadband	7,414.4	7,297.1	7,150.8	6,938.9	6,772.6	6,587.0	6,430.4	6,315.0	(9.0)
UBB	5,031.5	5,041.1	5,055.4	5,022.8	5,026.7	5,033.1	5,054.8	5,084.2	1.2
FTTH	2,034.5	2,170.3	2,332.3	2,477.4	2,652.3	2,862.6	3,129.7	3,377.7	36.3
Mobile accesses	73,519.1	73,735.3	73,824.4	74,573.1	74,740.7	74,399.3	76,709.4	78,523.7	5.3
Prepay	32,506.2	32,030.2	31,533.9	31,408.0	31,023.8	31,291.2	32,757.1	33,662.5	7.2
Contract	32,338.3	32,589.3	32,820.7	33,075.3	33,310.3	33,246.8	33,689.5	34,418.2	4.1
IoT	8,674.5	9,115.8	9,469.8	10,089.8	10,406.6	9,861.3	10,262.8	10,443.0	3.5
Pay TV	1,521.5	1,460.2	1,382.7	1,319.7	1,282.9	1,270.3	1,257.8	1,247.7	(5.5)
IPTV	617.2	647.7	680.8	714.5	753.3	805.3	854.5	890.8	24.7
Total Accesses	95,106.4	94,472.8	93,828.7	93,732.3	93,173.3	92,116.9	93,824.5	95,157.9	1.5

OWN UBB COVERAGE
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	June	September	December	% Chg

UUII UBB	20,006.4	20,342.9	20,696.6	21,119.9	21,677.8	22,626.8	23,927.6	24,514.0	16.1
FTTH	8,980.1	9,527.7	10,176.9	10,950.2	11,689.7	13,086.4	14,588.5	15,696.9	43.3

SELECTED OPERATIONAL DATA
Unaudited figures
	2019				2020

	March	June	September	December	March	June	September	December	% Chg

Mobile churn (quarterly)	3.2%	3.4%	3.4%	3.3%	3.1%	3.4%	3.1%	2.9%	(0.4 p.p.)
Contract	1.7%	2.0%	1.9%	1.7%	1.5%	1.5%	1.2%	1.1%	(0.5 p.p.)
Mobile churn (cumulative YTD)	3.2%	3.3%	3.3%	3.3%	3.1%	3.2%	3.2%	3.1%	(0.2 p.p.)
Contract	1.7%	1.9%	1.9%	1.7%	1.5%	1.5%	1.4%	1.3%	(0.4 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	6.7	6.5	6.5	6.4	5.7	5.1	4.9	4.7	(3.2)
Contract	12.2	11.8	11.7	11.6	10.2	9.2	8.7	8.4	(4.3)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

In the mobile business, quarterly contract net additions reached an all-time high, with 729k new accesses (+255k in Q4 19) thanks to strong commercial activity and improving customer loyalty. This is reflected in the progressive churn reduction to 1.1% in Q4 20, down 0.5 p.p. y-o-y. In prepaid, net additions were positive for a third consecutive quarter, increasing by 905k in Q4 20 (-126k in Q4 19), as a result of successful new commercial offers.
In the fixed business, the company's focus on fibre rollout led to enhanced customer profitability, driven by the progressive growth in fixed broadband's ARPU (+14.8% y-o-y in Q4 20) and declining churn (-0.4 p.p. y-o-y in Q4).
FTTH accesses rose to 3.4m, reaching 66% of UBB accesses, with an up-take of 22%. Furthermore, Telefonica Brasil is in advanced negotiations with a leading international investor for the construction of a neutral, independent fiber optic wholesale network. This new company, that will also have the participation of Telefónica Infra, aims to accelerate the expansion of fiber to new locations, through a CapEx light model for T. Brasil, and reduce time to market of our convergent offer. Vivo to carve out 1.6m brownfield premises passed, with the target to expand to more than 5.5m premises in selected areas over the next 4 years.
In addition, alternative deployment strategies in small and medium size regions were introduced. Thus, the company continued to foster agreements with partners in specific areas, such as ATC in the state of Minas Gerais, and Phoenix in the states of Minas Gerais, Espirito Santo and Goias. In smaller cities, the franchise model remained the preferred option.

Financial performance

TELEFÓNICA BRASIL
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg

	2020	2019	Reported	Organic	2020	2019	Reported	Organic

Revenues	7,422	10,035	(26.0)	(2.6)	1,748	2,499	(30.1)	(1.6)
Mobile Business	4,891	6,498	(24.7)	(0.9)	1,186	1,638	(27.6)	1.6
Handset revenues	426	613	(30.6)	(8.5)	130	183	(29.2)	(2.4)
Fixed Business	2,531	3,537	(28.4)	(5.7)	562	861	(34.8)	(7.7)
Operating income before D&A (OIBDA)	3,188	4,262	(25.2)	(1.1)	802	1,141	(29.7)	(1.6)
OIBDA Margin	42.9%	42.5%	0.5 p.p.	0.6 p.p.	45.9%	45.7%	0.2 p.p.	0.0 p.p.
CapEx	1,372	2,005	(31.6)	(11.9)	420	519	(19.0)	3.1
Spectrum	32	—	n.s.	n.s.	32	—	n.s.	n.s.
OIBDA-CapEx	1,815	2,257	(19.6)	8.5	382	622	(38.6)	(5.4)

Notes:
- OIBDA before management and brand fees.

Revenues declined by 1.6% y-o-y to €1,748m in Q4 20 (-2.6% y-o-y in FY 20), but saw an improvement compared to the previous quarter (-2.3%). This is attributable to stronger mobile service revenues, which grew by 2.1% in Q4 20 (-1.0% in Q3 20; -0.1% in FY 20). Likewise, FTTH revenues increased by a significant 52.6% y-o-y to reach 21% of total fixed revenues in Q4 20. Total revenues, however, remained negatively affected by COVID-19 (growth reduced by approximately 5.4 p.p. in Q4 20 and 4.0 p.p. in FY 20) and fixed revenue (7.7% in Q4 20 and 5.7% in FY 20) affected by lower revenues from legacy services (18.1% in Q4 20 and 18.5% in FY 20).
OIBDA declined by 1.6% y-o-y to €802m in Q4 20 and by 1.1% in FY 20 to €3,188m, impacted by lower revenues. These were, however, partially offset by rising OpEx efficiencies, with expenses down for the fifth consecutive year, by 3.0% in FY 20 and 3.5% in Q4 20. OIBDA growth was affected by COVID-19 by approximately 1.8 p.p. y-o-y in Q4 20 and 4.3 p.p. in FY 20. OIBDA margin remained broadly stable y-o-y at 45.9% in Q4, but expanded by 0.6 p.p. y-o-y in FY to 42.9%.
CapEx in FY 20 declined by 11.9% y-o-y to €1.372m (including €32m related with 850Mhz renewal in RJ state), with the CapEx/Sales ratio at 18%. As a result of continued investment optimisation, 71% of total of investments were allocated to growing businesses. Investment in fibre rose 25.3% in FY 20, reflecting accelerated FTTH deployment across 101 new cities. 4G coverage expansion reached 3,598 cities, increasing its population coverage by 2 p.p. to 91%. Continued cost reduction and efficiencies enabled the expansion of 2.5 p.p. y-o-y OIBDA-CapEx margin to 24.5%.

TELEFÓNICA INFRA
(y-o-y changes in organic terms)

2%	of total Telefónica FY 20 revenues	4%	of total Telefónica FY 20 OIBDA	2%	of total Telefónica FY 20 OIBDA-Capex

Telefónica Infra acts as a portfolio manager, owning and managing stakes in telecom infrastructure vehicles, alongside financial investors. Its objectives include crystallising the value of Telefónica's infrastructure assets and capabilities, improving business units’ competitive position and capturing future value upside through the stakes held in infrastructure vehicles. For more details on T. Infra’s initiatives, please refer to the section “Delivery against strategy” on p. 8.

Operating performance
Telxius continued to deliver a solid performance during Q4 20, proving the resilience of its business model throughout the COVID-19 crisis.
Tower business highlights:
•Continuous deployment of new sites (BTS), mainly in Spain and Brazil (176 in Q4 20; 457 in FY 20, excluding inorganic transactions in both cases).
•Continuous growth of third-party tenants (142 new third-party tenants in Q4 20; 466 in FY 20).
•Total portfolio reached 26,765 towers (before the incorporation of c.4,000 from the 2nd tranche of the German transaction, expected in Q3 21) while the tenancy ratio excluding acquisitions reached 1.37x (1.28x including acquisitions).
Cable business highlights:
•In December, Telxius announced that it will provide landing and colocation services for Google’s new subsea cable, Grace Hopper, which will connect the U.S. to Spain and the UK once completed in 2022.
•A second round of contract extensions with relevant clients was executed during the quarter, resulting in an increase in net full contract value of approximately $300m. The total increase in net full contract value, including the contracts extended in Q3 20, amounted to approximately $620m, despite a negative short-term effect on revenue and OIBDA.
•Traffic continued to grow during Q4 20 (+31% y-o-y), positively impacted by COVID-19.

KPIs
Unaudited figures
	2019				2020

	March	June	September	December	March	June	September	December		% Chg

Towers (#)	16,754	17,550	18,130	18,348	20,331	20,422	26,589	26,765		45.9
Tenants (#)	22,924	23,889	24,556	24,911	27,181	27,363	33,998	34,318		37.8
Tenants (non anchor) (#)	6,170	6,339	6,426	6,563	6,850	6,941	7,409	7,553		15.1
Tenancy ratio (%)	1.37x	1.36x	1.35x	1.36x	1.34x	1.34x	1.28x	1.28	x	(0.08x)

Notes:
- Non anchor tenants refer to other tenants than anchor

Financial performance

TELEFONICA INFRA (Telxius)
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg			October - December		% Chg

	2020	2019	Reported	Organic	Ex capacity sale (2)	2020	2019	Reported	Organic	Ex capacity sale (2)

Revenues	826	842	(1.9)	1.0	6.8	217	207	4.7	11.0	11.0
Operating income before D&A (OIBDA)	520	504	3.1	6.6	9.5	130	123	5.9	13.0	13.0
OIBDA Margin	62.9%	59.8%	3.0 p.p.	3.3 p.p.		59.9%	59.2%	0.7 p.p.	1.0 p.p.
CapEx	348	284	22.5	37.4		53	106	(50.7)	(46.2)
CapEx ex inorganic operations (1)	132	103	28.5	33.2		55	44	24.9	30.5
OIBDA-CapEx	172	220	(22.0)	(32.9)		78	16	n.s.	n.s.
OIBDA-CapEx ex inorganic operations (1)	388	401	(3.5)	(0.2)	3.2	75	79	(4.6)	3.3	3.3

Notes:
- OIBDA before management and brand fees.
- Excludes Telxius Argentina contribution to organic growth.
(1) CapEx and OIBDA-CapEx ex inorganic operations, exclude the M&A operations accounted as CapEx in the period (towers acquired, DAS, and real estate assets).
(2) Ex capacity sale y-o-y change, expressed in organic terms, exclude the exceptional capacity sale in Cable (MAREA) in H1 19.

Revenues in Q4 20 totalled €217m, increasing 11.0% y-o-y. The Tower business accelerated its rate of revenue growth to 41.3% y-o-y (+20.2% in Q3 20), reaching a total of €125m for the quarter due to higher colocation revenue and tower acquisitions in Latin America (in 2019 and Q1 20) and in Germany (in Q3 20). Revenues in the Cable business decreased by 13.9% y-o-y to €92m in Q4 20, impacted by the above-mentioned contract extensions.
In FY 20, revenues amounted to €826m, up 6.8% y-o-y excluding the sales of exceptional capacity in MAREA in H1 19 (+1.0% including these sales). The Tower business generated revenues of €411m (+21.1% y-o-y) and Cable €416m (-4.6% excluding the aforementioned capacity sales; -13.6% including these).
OIBDA rose 13.0% y-o-y to €130m in Q4 20 driven by the growth posted by the Tower business, which combined with OpEx control measures in Cable offset the reduction in revenues in the Cable business. In FY 20, OIBDA reached €520m, increasing by 9.5% y-o-y excluding the exceptional sale of capacity in H1 19 (+6.6% y-o-y, including the sale). OIBDA margin stood at 59.9% (+1.0 p.p. y-o-y) and at 62.9% in FY 20 (+3.3 p.p. y-o-y).
CapEx in FY 20, excluding M&A and inorganic transactions, increased 33.2% y-o-y to €132m, impacted by the construction of the Pacific cable. CapEx associated with M&A and inorganic transactions reached €216m.
As a result, OIBDA-CapEx totalled €388m in FY 20 excluding the CapEx associated with inorganic acquisitions (towers/sites and real estate), an increase of 3.2% y-o-y (excluding exceptional sales of capacity in 2019). Excluding the investment in the Pacific cable construction, OIBDA-CapEx rose 10.9% y-o-y.

TELEFÓNICA TECH
(y-o-y changes in organic terms)

Operating performance
Telefónica Tech companies are operational with the carve-out process almost complete. The transfer of assets to them continues and it is expected to be completed during Q1 21.

KPIs	2019				2020
Unaudited figures	March	June	September	December	March	June	September	December	% Chg

Cloud
Office 365 Licenses (000)	737.0	772.7	825.5	914.4	937.8	1,040.8	1,046.9	1,109.4	21.3
IoT
IoT Accesses (000)	20,056.8	20,644.7	21,205.6	22,041.1	22,466.5	22,001.3	22,863.4	22,992.0	4.3
Cybersecurity
Patents	19	21	22	24	26	27	27	27	12.5
Certifications	920	949	1,016	1,124	1,258	1,356	1,807	1,504	33.8
Notes:
- IaaS: Clients with public or VDC Cloud
- Certifications: Number of security vendor certifications

Financial Performance3
Revenues from Tech services (Cloud, Cyber and IoT/Big Data) grew by 13.6% y-o-y in FY 20 to €1,504m and proved to be the fastest growing and most resilient despite the COVID-19 crisis. This performance was achieved thanks to the company’s integrated portfolio, operational capabilities, commercial acumen and large base of customers.
Growth was mainly fuelled by the Corporate segment, where Telefonica plays a key role in driving digital transformation of Public Administration, thanks to its unique position to meet the converging demand for Cybersecurity and Cloud services. In Q4 20 Tech services grew by 8.7% y-o-y.
•Cybersecurity revenues increased by 12.5% y-o-y to €421m in FY 20 and accelerated their growth quarter-on-quarter (+7.7% in Q4 20) fuelled by positive momentum in the banking, energy, public and aeronautical sectors. This solid growth was achieved thanks to more than 1.5k highly qualified security experts, 12 intelligent Security Operation Centres owned and strategic global alliances. Focused on leading innovation, T.Tech Ventures was launched in Q4 20 with 14 startups, including Smart Protection to protect brands against counterfeiting and Alias Robotics to create the world’s first robotic cybersecurity laboratory. Furthermore, Deeder, a specialised platform for legal-tech, tripled in value since its spin off and demonstrated Telefonica's ability to capitalise on internally-developed high-potential technology.
•Cloud revenues increased by 20.6% y-o-y to €772m in FY 20 (+15.1% y-o-y in Q4 20) driven by accelerated cloud migration and the double-digit growth delivered in Saas (+59.6% y-o-y), leveraging more than 1.1m O365 licences and Large Scale Pilot projects, and Iaas & Paas (+22.3% y-o-y) on the back of public cloud. This steady performance is underpinned by access to 24 data centres globally and to key agreements with leader hyperscalers. The multicloud portfolio was further enhanced with updated Virtual Data Centres in four countries (Brazil, Chile, Colombia and the USA) and the launch in Spain of the VDC with Edge Computing.
•IoT and Big Data revenues increased by 0.8% y-o-y to €311m in FY 20 (down 3.2% in Q4 20) while IoT accesses reached 23.0m (+4% y-o-y). Performance during the quarter was impacted by COVID-19, which delayed deployment. However, the pipeline saw an improvement versus Q3 20, with continued positive momentum dependent on the evolution of the pandemic. Our portfolio continued to evolve to provide new solutions across sectors, such Industry 4.0, Retail, Tourism, Agriculture and Mobility. Customers continue to benefit from our differentiated offer, which obtains insights from their own business data and provides an opportunity to enhance revenue growth and efficiency, which are of particular importance in the current challenging climate.
3 T. Tech's revenue perimeter will be defined once the carve-out is finished and the asset transfer is completed.

TELEFÓNICA HISPAM
(y-o-y changes in organic terms)

18%	of total Telefónica FY 20 revenues	7%	of total Telefónica FY 20 OIBDA	2%	of total Telefónica FY 20 OIBDA-Capex

Operating performance
Telefónica continued to reduce its exposure to Hispam by maximising efficiencies and increasing profitability. As a result, despite COVID-19 impacts and the challenging competitive environment across the region, T. Hispam posted +2.4% OIBDA-CapEx growth y-o-y in FY 20, supported by a higher OIBDA-CapEx margin. The latter grew by 1.2 p.p. y-o-y in FY 20, driven by lower expenses and increased investment efficiency through the implementation of alternative models that allow profitability maximisation.

TELEFÓNICA HISPAM
ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	June	September	December	% Chg

Retail Accesses	115,606.0	113,542.7	113,353.6	110,670.3	108,739.0	105,534.3	106,040.8	108,488.6	(2.0)
Fixed telephony accesses	9,850.3	9,542.5	9,236.2	8,804.2	8,461.8	8,260.7	7,982.7	7,835.0	(11.0)
Broadband	5,861.1	5,806.7	5,733.4	5,564.7	5,428.5	5,398.6	5,407.1	5,447.3	(2.1)
UBB	2,975.2	3,136.4	3,235.9	3,249.6	3,298.3	3,386.0	3,550.9	3,695.0	13.7
FTTH (1)	2,348.8	2,579.8	2,770.7	2,829.6	2,916.2	3,034.6	3,239.3	3,417.6	20.8
Mobile accesses	96,568.3	94,868.8	95,133.3	93,137.8	91,759.4	88,837.3	89,650.6	92,204.5	(1.0)
Prepay	71,059.2	69,214.2	69,222.7	67,286.2	66,156.9	63,737.5	64,201.0	66,206.7	(1.6)
Contract (2)	22,179.8	22,277.7	22,412.2	22,243.7	21,909.8	21,348.6	21,603.3	22,000.2	(1.1)
IoT	3,329.2	3,376.9	3,498.3	3,607.9	3,692.6	3,751.1	3,846.3	3,997.6	10.8
Pay TV	3,181.1	3,178.6	3,103.4	3,015.2	2,943.2	2,889.7	2,853.5	2,856.8	(5.3)
IPTV	152.7	205.4	277.6	335.6	385.8	424.1	501.3	577.7	72.1

Total Accesses	115,627.9	113,565.5	113,374.9	110,691.5	108,760.1	105,554.3	106,061.1	108,509.1	(2.0)
Notes:
(1) Includes Peru's cable accesses
(2) Includes the disconnection of 273 thousand inactive contract accesses in Peru in Q1 19

SELECTED OPERATIONAL DATA
Unaudited figures (Thousands)	2019				2020

	March	June	September	December	March	June	September	December	% Chg

UBB Premises passed	10,015.6	10,571.0	11,093.7	11,422.6	11,727.5	11,972.1	11,839.7	12,064.5	5.6
FTTH (1)	7,277.3	7,832.6	8,355.4	8,684.3	8,989.1	9,233.8	9,595.7	9,923.4	14.3

Note:
(1) Includes Peru's cable premises passed.

SELECTED OPERATIONAL DATA
Unaudited figures
	2019				2020

	March	June	September	December	March	June	September	December	% Chg

Mobile churn (quarterly)	4.2%	4.3%	3.4%	4.1%	3.4%	3.2%	3.0%	2.5%	(1.6 p.p.)
Contract	2.7%	2.5%	2.6%	2.8%	2.7%	2.0%	2.5%	2.2%	(0.6 p.p.)
Mobile churn (cumulative YTD)	4.2%	4.2%	4.0%	4.0%	3.4%	3.3%	3.2%	3.0%	(1.0 p.p.)
Contract	2.7%	2.6%	2.6%	2.6%	2.7%	2.3%	2.4%	2.3%	(0.3 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	4.0	4.0	4.1	4.0	3.9	3.6	3.5	3.4	1.2
Contract	11.7	12.0	12.2	12.2	10.9	10.5	10.0	9.6	0.5

Note:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

The mobile business continued on the improvement path started in Q3 20, with positive quarterly net additions in both segments. In contract, quarterly net additions reached a new all-time high in the quarter with growth in all five main operations, thanks to the strong commercial activity and improving customer loyalty (churn -0.6 p.p. y-o-y to 2.2%). This was mainly due to contributions from Argentina, Chile and Peru despite the highly competitive environment. In prepaid, accesses with frequent top-ups rose for a second consecutive quarter to 26.6m, up 3% y-o-y.
The fixed business continued to focus on fibre deployment, leveraging co-investment deals with ATC and ATP across the main operations. In addition, an independent and neutral fibre network vehicle was launched in Chile, owned by T. Chile (40%) and KKR (60%), with the goal of crystallising our assets' value whilst lowering capital intensity as we accelerate network expansion in the country. It already included c.2m brownfield premises passed that T.Chile incorporated into the Company and has a target of reaching 3.5m premises passed by the end of 2022.
In Q4 20, broadband net additions were positive for a second consecutive quarter due to strong growth in FTTH accesses, with a particularly positive performance in Chile as a result of the differentiated commercial offering providing the highest speed in the market (awarded "market's best fixed broadband" by "Alco Consultores" at its Consumer Loyalty Award). UBB accesses rose to 3.7m###, reaching 68% of broadband accesses as a result of accelerated network deployment. Premises passed increased by 0.6m to 12.1m### in the last 12 months. Fibre deployment also boosted pay TV through IPTV (accesses +72% y-o-y).

Financial performance

TELEFÓNICA HISPAM
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg

	2020	2019	Reported	Organic	2020	2019	Reported	Organic

Revenues	7,922	9,650	(17.9)	(6.2)	1,934	2,429	(20.4)	(2.5)
Mobile Business	5,070	6,210	(18.4)	(6.4)	1,271	1,571	(19.1)	(0.5)
Handset revenues	1,111	1,415	(21.5)	(12.0)	327	379	(13.7)	0.5
Fixed Business	2,836	3,435	(17.4)	(6.2)	660	856	(22.9)	(4.9)
Operating income before D&A (OIBDA) (1)	990	2,033	(51.3)	(13.2)	471	132	256.0	(10.2)
OIBDA Margin	12.5%	21.1%	(8.6 p.p.)	(2.1 p.p.)	24.4%	5.4%	18.9 p.p.	(2.3 p.p.)
CapEx	833	1,485	(43.9)	(26.7)	220	523	(58.0)	(37.7)
Spectrum	0	52	(100.0)	(87.6)	0	30	(99.9)	(87.8)
OIBDA-CapEx	157	548	(71.3)	2.4	251	(391)	c.s.	51.2

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- The results from Central America are excluded from both the years of 2019 and 2020 and are consolidated in Telefónica Group's "eliminations & others". Additionally, the contribution to organic growth from T. Argentina and T. Venezuela are excluded from Hispam results.
(1) Includes impairment allocated to Argentina of -€109m registered in April-June 2020, -€785m registered in July-September 2020 and -€206m registered in October-December 2019. Additionally, it is impacted by -€239m in October-December 2019 from the transformation of the operational model of T. Mexico after the agreement reached with AT&T.

Revenues fell 2.5% y-o-y in Q4 20 and 6.2% in FY 20, with significant improvement in the y-o-y trend compared to the previous quarters (-6.4% and -10.8% in Q3 20 and Q2 20, respectively), mainly due to the better performances seen in Peru and Chile. Service revenues fell 3.0% in Q4 20 (-7.3% in Q3 20) with improvements posted by the main regions, especially Colombia, whose service revenue growth accelerated to 5.3% y-o-y, mainly on contract revenues. All this was achieved despite the negative impact of COVID-19, which reduced y-o-y growth by 5.2 p.p. in Q4 20 and by 5.5 p.p. in FY 20.
OIBDA fell 10.2% y-o-y in Q4 20 and 13.2% in FY 20, mainly due to €99m of capital gains from the sales of towers in Colombia and Ecuador in Q4 19. Excluding this impact, OIBDA would have stood at similar levels to Q4 19 (-18.1% in Q3 20). Lower service revenues and higher commercial expenses, mainly due to the strong commercial activity in contract and FTTH, were offset by the efficiencies generated in the period. COVID-19 impact reduced y-o-y growth in OIBDA by approximately 11.9 p.p. in Q4 20 and by 10.6 p.p. in FY 20.
OIBDA margin fell by 2.3 p.p. in Q4 20 and by -2.1 p.p. y-o-y to 12.5% in FY 20. CapEx fell 26.7% y-o-y, positively impacted by the continuous delivery of efficiencies and by the implementation of alternative fibre deployment models. OIBDA-CapEx rose 2.4% y-o-y in FY 20.

TELEFÓNICA HISPAM
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)	January - December		% Chg		October - December		% Chg

	2020	2019	Reported	Organic	2020	2019	Reported	Organic

Revenues	7,922	9,650	(17.9)	(6.2)	1,934	2,429	(20.4)	(2.5)
Telefónica Argentina	1,738	2,163	(19.6)	(0.0)	356	588	(39.5)	(0.0)
Telefónica Chile	1,585	1,914	(17.2)	(4.9)	430	459	(6.4)	1.7
Telefónica Perú	1,645	2,102	(21.7)	(16.7)	385	501	(23.2)	(11.4)
Telefónica Colombia	1,249	1,410	(11.4)	1.4	319	349	(8.5)	5.5
Telefónica México	1,033	1,244	(16.9)	(6.1)	276	332	(16.9)	(4.6)
Others & eliminations	672	818	(17.9)	(11.9)	168	200	(15.8)	(9.0)

Handset revenues	1,111	1,415	(21.5)	(12.0)	327	379	(13.7)	0.5
Telefónica Argentina	215	237	(9.3)	0.0	52	71	(26.9)	0.0
Telefónica Chile	304	305	(0.2)	14.6	93	85	10.5	21.2
Telefónica Perú	167	313	(46.6)	(43.1)	53	69	(22.8)	(13.1)
Telefónica Colombia	111	146	(23.7)	(12.8)	34	37	(6.6)	6.9
Telefónica México	264	326	(18.9)	(8.3)	82	98	(16.8)	(4.7)
Others & eliminations	49	88	(44.1)	(38.4)	12	19	(37.6)	(29.3)

OIBDA	990	2,033	(51.3)	(13.2)	471	132	256.0	(10.2)
Telefónica Argentina	355	499	(28.9)	(0.0)	59	80	(26.3)	0.0
Telefónica Chile	508	669	(24.0)	(11.7)	138	147	(6.5)	(2.2)
Telefónica Perú	298	354	(15.9)	(24.0)	61	89	(31.3)	(20.5)
Telefónica Colombia	438	558	(21.5)	(10.8)	133	158	(15.5)	(5.2)
Telefónica México	85	(147)	c.s.	6.8	22	(247)	c.s.	267.1
Others & eliminations (1)	(694)	100	c.s.	(35.8)	58	(94)	c.s.	(49.2)

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- The results from Central America are excluded from both the years of 2019 and 2020 and are consolidated in Telefónica Group's "eliminations & others". Additionally, the contribution to organic growth from T. Argentina and T. Venezuela are excluded from Hispam results.
(1) Includes impairment allocated to Argentina of -€109m registered in April-June 2020 and -€785m registered in July-September 2020.

•Chile: Positive commercial performance continued despite the challenging competitive landscape, with positive quarterly net additions in contract, prepaid and FTTH and improving churn across main services. The recovery in commercial performance led to y-o-y growth in revenues of 1.7% in Q4 20 (-4.9% in FY 20). OIBDA decreased 2.2% y-o-y in Q4 20 impacted by the stronger commercial activity, which was partially offset by the efficiencies implemented. OIBDA-CapEx fell 1.9% in FY 20.
•Peru: Continuos progress was made in the commercial recovery that started in Q3 20, leading to y-o-y accesses growth across the main segments, with a positive trend in contract for the first time in five quarters. Revenues and OIBDA improved their trend, although continued to post negative y-o-y growth (-11.4% and -20.5% in Q4 20, respectively), mainly due to the competitive environment and COVID-19 impacts. OIBDA-CapEx rose 15.0% y-o-y in FY 20.
•Colombia: In Q4 20, commercial activity across the main segments remained strong. Contract posted positive net additions for the 11th consecutive quarter, while FTTH accounted for 76% of the UBB base. This progressive improvement in high value led to an acceleration of service revenues growth, up 5.3% y-o-y in Q4 20, despite the lack of tariff updates and the negative impact from legacy fixed businesses. The y-o-y decline in OIBDA of 5.2% in Q4 20 was attributable to the capital gains recorded from the sales of tower in Q4 19. OIBDA-CapEx rose 27.8% in FY 20.
•Mexico: Robust commercial performance continued, with a positive trend in contract (accesses +2%; ARPU +7% and +4% y-o-y in Q4 20 and FY 20 respectively). FY 20 OIBDA and OIBDA-CapEx improved y-o-y, reflecting the benefits of the new business model. First year of traffic migration to AT&T's radio access network was completed successfully.
•Argentina: Revenues rose 19.4% y-o-y in Q4 20 in local currency terms, with decelerating growth due to lower tariff updates in 2020 and the tough competitive environment. In Q4 20, OIBDA fell 25.9% y-o-y on higher expenses associated with inflation, the depreciation of the Argentine peso and COVID-19. OIBDA-CapEx increased 2.4% in FY 20.

Consolidated financial statements

TELEFÓNICA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)
	December 2020	December 2019	% Chg

Non-current assets	71,396	94,549	(24.5)
Intangible assets	11,488	16,034	(28.4)
Goodwill	17,044	25,403	(32.9)
Property, plant and equipment	23,769	32,228	(26.2)
Rights of Use	4,982	6,939	(28.2)
Investments accounted for by the equity method	427	140	204.8
Financial assets and other non-current assets	7,270	7,123	2.1
Deferred tax assets	6,416	6,682	(4.0)
Current assets	33,655	24,328	38.3
Inventories	1,718	1,999	(14.0)
Receivables and other current assets	7,523	10,785	(30.3)
Tax receivables	902	1,561	(42.2)
Other current financial assets	2,495	3,123	(20.1)
Cash and cash equivalents	5,604	6,042	(7.3)
Non-current assets and disposal groups held for sale (1)	15,413	818	n.s.

Total Assets = Total Equity and Liabilities	105,051	118,877	(11.6)

Equity	18,260	25,450	(28.3)
Equity attributable to equity holders of the parent and other holders of equity instruments	11,235	17,118	(34.4)
Equity attributable to non-controlling interests	7,025	8,332	(15.7)
Non-current liabilities	58,674	63,236	(7.2)
Non-current financial liabilities	42,297	43,288	(2.3)
Non-current lease liabilities	4,039	5,626	(28.2)
Payables and other non-current liabilities	2,561	2,928	(12.6)
Deferred tax liabilities	2,620	2,908	(9.9)
Non-current provisions	7,157	8,486	(15.7)
Current liabilities	28,117	30,191	(6.9)
Current financial liabilities	8,123	9,076	(10.5)
Current lease liabilities	1,255	1,600	(21.6)
Payables and other current liabilities	10,912	14,903	(26.8)
Current tax payables	1,732	2,560	(32.3)
Current provisions	1,304	1,672	(22.0)
Liabilities associated with non-current assets and disposal groups held for sale (1)	4,791	380	n.s.

(1) As of December 2020 includes assets and liabilities of T. UK and T. Costa Rica, as well as assets and liabilities subject to the agreement of Telxius Telecom with American Tower Corporation, reclassified as held for sale. As of December 2019 includes assets and liabilities of T. El Salvador and T. Costa Rica reclassified as held for sale.

TELEFÓNICA
CONSOLIDATED CASH FLOW STATEMENT
Unaudited figures (Euros in millions)
	January - December

	2020	2019	% Chg

Cash received from operations	51,353	57,699
Cash paid from operations	(36,477)	(41,224)
Net payments of interest and other financial expenses net of dividends received	(1,171)	(1,725)
Taxes proceeds/(paid)	(509)	272
Net cash flow provided by operating activities	13,196	15,022	(12.2)

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(7,020)	(7,659)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	2	1,711
Proceeds/(payments) on financial investments and placements of cash surpluses not included under cash equivalents	(772)	307
Net cash flow used in investing activities	(7,790)	(5,641)	38.1

Dividends paid	(1,296)	(2,742)
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(223)	(504)
Operations with other equity holders (1)	(1,020)	390
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	8,527	5,888
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(9,580)	(10,009)
Lease Principal Payments	(1,787)	(1,518)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(382)	(526)
Net cash used in financing activities	(5,438)	(9,021)	(39.7)

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	(406)	(10)
Net increase (decrease) in cash and cash equivalents during the year	(438)	350	c.s.

Cash and cash equivalents at the beginning of the period	6,042	5,692
Cash and cash equivalents at the end of the period	5,604	6,042
Notes:
(1) Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA
NET COMMITMENTS RELATED TO EMPLOYEE BENEFITS
Unaudited figures (Euros in millions)
December 2020

Gross commitments related to employee benefits	5,841
Value of associated Long-term assets	(122)
Tax benefits	(1,513)
Net commitments related to employee benefits (1)	4,206

(1) As of December 2020 includes assets and liabilities defined as net commitments related to employee benefits of T. UK, T. Costa Rica and those subject to the agreement of Telxius Telecom with American Tower Corporation, that are classified as non-current assets and disposal groups held for sale and liabilities associated with non-current assets and disposal groups held for sale.

TELEFÓNICA
EXCHANGES RATES APPLIED
	P&L and CapEx (1)		Statement of Financial Position (2)

Currency units per Euro	Jan - Dec 2020	Jan - Dec 2019	December 2020	December 2019

USA (US Dollar)	1.140	1.119	1.227	1.123
United Kingdom (Sterling)	0.889	0.877	0.898	0.851
Argentina (Argentine Peso) (3)	103.231	67.259	103.231	67.259
Brazil (Brazilian Real)	5.811	4.411	6.376	4.526
Chile (Chilean Peso)	901.811	785.324	872.227	840.795
Colombia (Colombian Peso)	4,197.730	3,670.088	4,211.165	3,680.056
Costa Rica (Colon)	669.792	660.502	757.576	647.249
Mexico (Mexican Peso)	24.360	21.548	24.425	21.184
Nicaragua (Cordoba)	39.140	37.074	42.724	37.999
Peru (Peruvian Nuevo Sol)	3.978	3.735	4.442	3.721
Uruguay (Uruguayan Peso)	47.758	39.383	51.945	41.895
Venezuela (3)	2,569,519.031	76,863.861	2,569,519.031	76,863.861
(1) Average exchange rate for the period.
(2) Exchange rates as of 12/31/2020 and 12/31/2019.
(3) Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, the operations are adjusted by inflation and are to be accounted at their corresponding closing exchange vs. the Euro (in the case of Venezuela Telefónica uses a synthetic exchange rate).

NET FINANCIAL DEBT PLUS LEASE LIABILITIES STRUCTURE BY CURRENCY
Unaudited figures	December 2020

	EUR	LATAM	GBP	USD

Net financial debt plus Lease Liabilities structure by currency	60%	18%	21%	1%

TOTAL FINANCIAL LIABILITIES BREAKDOWN
Unaudited figures	December 2020
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives

Total financial liabilities (1)	89%	9%	2%
(1) Includes positive value of derivatives and other financial debt.

CREDIT RATINGS
	Long-Term	Short-Term	Perspective	Date of last rating change

Moody's1	Baa3	P-3	Stable	11/7/2016
Fitch[1]	BBB	F-2	Stable	9/5/2016
S&P1	BBB-	A3	Stable	11/20/2020
(1) The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

Appendix
Key Holdings of the Telefónica Group

	% Stake		% Stake

TELEFÓNICA ESPAÑA	100.0	OTHER STAKES
		China Unicom	0.6
TELEFÓNICA UK	100.0	BBVA	0.7
		Prisa	9.0
TELEFÓNICA DEUTSCHLAND	69.2

TELEFÓNICA BRASIL	73.7

TELEFÓNICA INFRA
Telxius Telecom	50.0

TELEFÓNICA HISPAM
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Móviles México	100.0
Telefónica Venezolana	100.0
Telefónica Ecuador	100.0
Telefónica Chile	99.1
Telefónica del Perú	98.9
Telefónica Colombia	67.5

Changes to the Perimeter

During the January-December 2020 period, the following changes have been made to the consolidation perimeter:
–On 28 February 2020, after obtaining the relevant regulatory approvals, Telefónica's subsidiary, Telefónica de Contenidos, S.A.U., 100% of which is directly owned by Telefónica, acquired 50% of the shares in Prosegur Alarmas España, S.L. from Prosegur Compañía de Seguridad, S.A. This company was incorporated in the Telefónica España segment under the equity consolidation method.
–On 31 March 2020, Latin America Cellular Holdings, S.L. (LACH) acquired through the Lima Stock Exchange 11,455,712 shares from the minority shareholders of Telefónica del Perú, S.A.A. On 23 April 2020, 767,595 additional shares were acquired, increasing Telefónica's stake in Telefónica del Perú, S.A.A to 98.9%.
–On 29 October 2020, Telefónica reached an agreement with Allianz for the creation of a "joint venture" to deploy Fibre-to-the-Home (FTTH) in Germany through an independent wholesale company. Following the closing of the operation, Telefónica Group holds 50% in the joint venture company under a co-control governance model. Telefónica Group’s participation was held through Telefónica Infra (its infrastructure unit), with a 40% stake, and Telefónica Deutschland/O2, with a 10% stake. It was incorporated in the Telefónica Infra segment under the equity consolidation method.
In 2020, Telefónica and América Móvil terminated the purchase agreement. As a consequence, Telefónica El Salvador ceased to be classified as a disposal group held for sale. This has led to the reclassification of the assets and liabilities to the corresponding captions of the consolidated statement of financial position, and has also resulted in the recognition in 2020 of the amortisation and depreciation charges corresponding to 2019 and 2020, together with the corresponding impacts on taxes and non-controlling interests.
Following the agreement signed on 13 January, 2021 by Telxius Telecom with American Tower Corporation for the sale of its telecommunications towers division in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), and in accordance with IFRS 5, Telxius consolidated assets and liabilities subject to the transaction have been reclassified as held for sale in the consolidated statement of financial position at December 31, 2020. Accordingly, Telxius non-current assets will cease to be depreciated for accounting purposes as from December 31, 2020.

Alternative performance measures
The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS.
Operating income before amortisation (OIBDA)
Operating income before depreciation and amortisation (OIBDA) is calculated by excluding solely depreciation and amortisation from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.
Furthermore, the Group uses the OIBDA margin measure, which is the result of dividing OIBDA by revenues.
Reported figures for 2019 and 2020 include the impacts of IFRS 16 Leases. Since the adoption of the new standard (January 1, 2019) most of lease expenses that under prior accounting standard affected operating expenses, are now affecting depreciation and amortisation or net financial expenses, resulting in higher OIBDA under IFRS 16.
The detailed reconciliation of Telefónica Group's OIBDA and Operating Income can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t4-data.zip/. OIBDA is also defined on consolidated financial statements published by the Group for 2020 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as operating income before depreciation and amortisation, reduced by accrued capital expenditures, and OIBDA-CapEx excluding spectrum acquisitions is defined as operating income before depreciation and amortisation, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
Furthermore, the Group uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenues.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions is a measure expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered a substitute for operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
The detailed reconciliation of Telefónica Group's OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions with Operating Income, can be found in the consolidated financial statements published by the Group for 2020 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions are also defined on the consolidated financial statements published by the Group for 2020 (see "Alternative measures not defined in IFRS" in Note 2).
Debt indicators
a)Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.

From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale” and vi) mark-to-market adjustment by cash flow hedging activities related to debt. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long term financial assets.
Since the adoption of IFRS 16 Leases in 2019, the indicator “Net financial debt plus leases” was included, which is calculated by adding to the net financial debt the lease liabilities under IFRS 16 (including also those corresponding to the companies held for sale) and deducting assets from subleases. This indicator cannot be presented comparatively for periods prior to 2019.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus leases at the end of December 2020 can be found on page 16 of this document and in the financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t4-data.zip/. Net financial debt is also defined in the consolidated financial statements of the Group for 2020 (see "Alternative measures not defined in IFRS" in Note 2).
b)Leverage ratio
Since the first quarter of 2020 (once annual homogeneous data is available after the adoption of IFRS 16 in January 2019), the leverage ratio is calculated as the ratio of net financial debt over OIBDAaL (OIBDA after leases) for the past 12 months, including or excluding the OIBDAaL of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA.
The reconciliation of the leverage ratio can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t4-data.zip/.
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments)/proceeds on investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests and payments of financed spectrum without explicit interest. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
Since the adoption of IFRS 16 in 2019, the principal payments of lease liabilities are considered as net cash used in financing activities within the consolidated cash flow statement. Under the previous standard, it was considered within net cash flow provided by operating activities. However, to guarantee comparability with previous periods, the principal payments of lease liabilities are deducted in the calculation of the “Free cash flow” of 2019. For information purposes, the indicator "Free cash flow excluding lease principal payments" was added, which excludes these payments. This indicator cannot be presented comparatively for periods prior to 2019.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by Group management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.

The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t4-data.zip/. Free cash flow is also defined in the consolidated financial statements of the Group for 2020 (see "Alternative measures not defined in IFRS" in Note 2).
Organic Result
y-o-y changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. "Organic" variations provide useful information about the evolution of the business due to several factors:
–They provide information on the organic performance of the Group's operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the y-o-y comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.
–Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "organic" variation 2020/2019 is defined as the reported variation adjusted by the following factors:
–Assumes average constant foreign exchange rates of 2019. Nevertheless, the reported variation of the companies of the countries with hyperinflationary economies (Argentina and Venezuela) is excluded.
–Considers a constant perimeter of consolidation.
–At OIBDA and OIBDA-CapEx levels, excludes write-offs, capital gains/losses from the sale of companies and asset sales (material), restructuring expenses and non-recurrent material impacts.
–CapEx also excludes investment in spectrum.
Reconciliation between reported data and organic revenue figures, OIBDA and OIBDA-CapEx can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t4-data.zip/. The Management Report of Telefónica Group contained in the Consolidated Financial Statements for 2020 also includes the description of the adjustments for the calculation of the organic variations.
Underlying Result
“Underlying” result or results in “underlying” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance. Unlike the organic result, no exchange rate nor hyperinflation, nor perimeter adjustments are made to the underlying result.
The underlying result is calculated up to net income, while organic variations are calculated up to the Operating income and OIBDA - CapEx. The "underlying" result provides useful information for the company and market agents because:
–It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
–The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "underlying" is not a term defined in IFRS, and the "underlying" measures included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, "underlying" result is defined as the reported result as adjusted by the following factors:
–Excludes write-downs, capital gains/losses from the sale of companies and asset sales (material), restructuring expenses and material non-recurrent impacts.
–Amortisation of intangible assets from purchase price allocation processes is also excluded.
Reconciliation between reported data and OIBDA underlying figures and net income can be found on the selected financial information contained on https://www.telefonica.com/documents/162467/145816197/rdos20t4-data.zip/.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the Company’s results and other aspects related to the activity and situation of the Company.
The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV). They also include risks relating to the effect of the COVID-19 pandemic on Telefónica’s business, financial condition, results of operations and/or cash flows.
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances.
This document may contain summarised, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 38 of this document. Moreover, recipients of this document are invited to read Telefónica’s consolidated financial statements and consolidated management report for the year 2020 submitted to the CNMV, in Note 2, page 17, of the pdf filed.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 25, 2021	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance, Control and Corporate Development Officer